Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Clearfield Communications LLC
800 N. King St, Suite 302 #2047
Wilmington, DE 19801
https://truegreenglobal.com

Up to $124,000.00 Convertible Promissory Note.
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Clearfield Communications LLC
Address: 800 N. King St, Suite 302 #2047, Wilmington, DE 19801
State of Incorporation: DE
Date Incorporated: September 16, 2020

Terms:

Convertible Promissory Notes

Offering Minimum: $124,000.00 of Convertible Promissory Note.
Offering Maximum: $124,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Class B when the company raises $1,500,000.00 in a qualified equity financing.
Maturity Date: January 15, 2027
Valuation Cap: $30,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 10.0%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Class B

Voting Rights:
One vote per unit.

Material Rights:

The Holder may, at its option, at any time and upon written notice to the Company,convert all of the principal and accrued but unpaid interest then due on this Note class B units at a conversion price ("Conversion Price") equal to the lesser of (i) the price per unit based on a pre money valuation of the Company (the "Conversion Valuation") on a fully-diluted basis (as of immediately prior to the Qualified Financing, Public Offering, or a Corporate Transaction that represents a change in control). The Conversion Valuation shall be as follows:

(b) 20% discount on the pre-money valuation of the subsequent round of fundraising; a"Qualified Financing"

(c) 20% discount on any public offering

(d) 20% discount on a takeover or change of control: a "Corporate transaction"

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.

<u>Investment Incentives & Bonuses*</u>

Loyalty Bonus: Previous investors of TrueGreen Global are eligible for an additional 25% bonus interest.

<u>Time-Based Perks</u>

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus interest

Early Bird 2: Invest $5,000+ within the first 2 weeks | 10% bonus interest

Early Bird 3: Invest $10,000+ within the first 2 weeks | 15% bonus interest

Early Bird 4: Invest $20,000+ within the first 2 weeks | 20% bonus interest

Early Bird 5: Invest $50,000+ within the first 2 weeks | 25% bonus interest

<u>Mid-Campaign Perks (Flash Perks)</u>

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% bonus interest

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 10% bonus interest

<u>Amount-Based Perks</u>

$500+ | Savvy Starter

Invest $500+ & gain exclusive access to digital supply-chain resources + online seminar with our tech team.

$1,000+ | System Innovator

Invest $1,000+ & receive all prior perks plus a digital copy of our innovation roadmap for upcoming features.

$5,000+ | Chain Integrator

Invest $5,000+ and enjoy 5% bonus interest, with first access to beta features and invitations to industry webinars.

$10,000+ | Future Builder

Invest $10,000+ and get 8% bonus interest + a VIP digital meet-up with TrueGreen execs to discuss advanced market trends.

$25,000+ | Global Disruptor

Invest $25,000+ for 15% bonus interest, and personal invitations to exclusive industry conferences (Travel not included).

$50,000+ | Visionary Leader

Invest $50,000+ and gain 20% bonus interest + opportunity for a personal advisory session with our CEO.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Clearfield Communications LLC D/B/A TrueGreen Global will offer 10% additional bonus interest for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding, Inc. Venture Club Bonus.

Eligible StartEngine convertible note holders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 11% instead of 10%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

TrueGreen is transforming cannabis with our high-tech blockchain platform. We help producers, dispensaries & operators streamline compliance, track inventory, and enable cashless payments. With top partnerships + RFID technology, we're building a smarter, safer future.

TrueGreen operates on a multi-revenue stream model:

1. Monthly SaaS: Recurring revenue from software solutions.

2. Hardware Sales Fees: Revenue from sales of RFID scanners and tags.

3. Ceres Transaction Revenue: Transaction fees from their blockchain payment solution.

Litigation Disclosure

Clearfield Communications, LLC is currently involved in litigation filed by Bluewater Payments, LLC and a former business associate in the Delaware Superior Court, alleging breach of contract and related claims by the prior Clearfield management team. These claims were previously the subject of a settlement agreement executed by all parties in 2021, which included mutual releases of claims among the parties. In 2023, new claims were asserted following a change in management. The litigation is currently stayed pending settlement discussions. While the Company is confident the new claims lack merit, it is unable to predict the outcome of this matter or its potential impact on the company's business, financial condition, or operations. Please see the Risk Factor section for how this may affect your investment.

Manager Personal Tax Lien

Timothy Daly, Manager and CEO of Clearfield Communications, LLC, is subject to an IRS federal tax lien filed on August 27, 2019, in the amount of $230,745 related to unfiled personal tax returns. He has engaged the CPA firm Keller & Koczara to assist in resolving the matter, with the final liability expected to be significantly lower. Mr. Daly is actively working with the IRS to finalize the resolution, which is anticipated within the next few months. Please see the Risk Factors section on how this may affect your investment.

Outstanding Tax Liabilities of Company President and Board Member

Laird Bunch, the President and a board member of Clearfield Communications LLC d/b/a TrueGreen Global, has outstanding federal and Pennsylvania state tax liabilities. He has been working with a Tax Attorney to dispute the findings and has been engaged in a formal Audit Reconsideration Process. While going through this process he in good faith entered into a Direct Debit Installment Agreement (DDIA) with the IRS in January 2023 and is making scheduled payments under that plan. The total outstanding federal tax liens filed against him amount to $268,499. Additionally, a Pennsylvania state tax lien of $3,594 has been filed against him. While he has considered an installment plan for the PA lien, he prioritized payments to the IRS and intends to pay off the state lien as soon as feasible. These obligations are personal to Mr. Bunch and do not directly impact the Company's finances, but investors should consider them as part of their evaluation of this offering.

Competitors and Industry

The U.S. cannabis market size was estimated at $33.60 billion in 2023 and is projected to grow at a CAGR of 12.10% from 2024 to well over $60 billion by 2030. In the U.S., cannabis is used in the pharmaceutical, cosmetic, and food & beverage industries. Growing acceptance of its use for medical purposes and the rising legalization of cannabis are the key factors driving the market growth. The estimated current illicit/grey market for cannabis is over $150 billion dollars per year (CPEAR.org).

The industry leader is Metrc, a state-facing seed to sale regulatory platform. They are not a direct competitor to TrueGreen, as they do not digitize individual units like TrueGreen does. The TrueGreen solution allows producers, processors and dispensaries the ability to perform instant inventory cycle counts. Saving time, money and ensuring regulatory compliance. Metrc does not offer any value to manufacturers and dispensaries, they are designed to provide data to regulators alone.

Our main competitors are

LucidGreen, StashStock, Outlaw Technologies. To our knowledge, TrueGreen Global is the only company that provides a full 360-degree product offering that solves the challenges that cannabis businesses need to scale with:

1. Strong diverse management team and board with a track record of building successful companies, with decades of experience in using RFID to digitize items for product authentication, tamper detection, marketing content, and for supply chain track and trace visibility.

2. Strong government relations at the federal and state levels

3. The Cannabist Company and LeafTrade Sweed as our Strategic rollout partners for both our RFID supply chain platform, and our payments platform.

Current Stage and Roadmap

The TrueGreen Saas platform and UHF RFID labels have been in market with approximately 4 customers since 2022. Our Saas product is currently on hold as we close out our B round. The funds from the B round will be primarily used to migrate and upgrade our solution from our old platform to our new hyperledger fabric blockchain platform.

The CERES payments platform is pre-market and is expected to launch in March 2025, with the following short term goals:

– Begin the migration of the TrueGreen RFID applications onto the new Hyperledger Fabric Platform

– Complete the UX and platform upgrades and bug-fixes for the RFID Saas platform and handheld native application

– Launch the print on demand application for customers (QR codes, bar codes and any additional human readable information on our RFID embedded cannabis unit label)

– Launch the CERES payment solution at the Cannabist company and other launch partners

– Launch The Cannabist company RFID digitization national project

– Launch initial seed to sale pilots for the state of Oklahoma and Payments Solution

The Team

Managers

Name: Timothy Daly

Timothy Daly's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Manager & CEO
  Dates of Service: January, 2023 - Present
  Responsibilities: As Manager and Chief Executive Officer, I oversee the overall strategic direction, operations, and financial forecasting of the company. I provide leadership and general supervision of business affairs, ensuring alignment with company goals. I preside over all member meetings and, with the approval of designated members, have sole authority to execute contracts on behalf of the company. Additionally, I am responsible for reporting key financial and operational updates to the membership.

Name: Angela Weicht

Angela Weicht's current primary role is with A&W Associates LLC. Angela Weicht currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Controller
  Dates of Service: February, 2023 - Present
  Responsibilities: Serves as the link between daily financial operations and strategic planning, ensuring accuracy in financial data while supporting the company's overall financial direction.

Other business experience in the past three years:

- Employer: A&W Associates LLC
  Title: Founder, President
  Dates of Service: May, 2010 - Present
  Responsibilities: I provide financial management and controller services to a variety of businesses.

Name: Marc Sampogna

Marc Sampogna's current primary role is with Canopy Brand Group. Marc Sampogna currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CMO & Board Member
  Dates of Service: January, 2021 - Present
  Responsibilities: Oversee all marketing and branding decisions for the company.

Other business experience in the past three years:

- Employer: Neighborhood Beverage Company
  Title: CMO
  Dates of Service: December, 2019 - Present
  Responsibilities: Oversee marketing and branding.

Other business experience in the past three years:

- Employer: Canopy Brand Group
  Title: CEO, Founder
  Dates of Service: September, 2008 - Present
  Responsibilities: Manage branding agency since 2008.

Name: Thomas Ross

Thomas Ross's current primary role is with Blue 19 Productions . Thomas Ross currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board member
  Dates of Service: August, 2020 - Present
  Responsibilities: General Business strategy and guidance of the management team.

Other business experience in the past three years:

- Employer: Blue 19 Productions
  Title: Founder
  Dates of Service: December, 2000 - Present
  Responsibilities: I am the solo owner of this company that serves as a holding company for my other business entities

Other business experience in the past three years:

- Employer: Venturewave Capital
  Title: Global Advisory Council
  Dates of Service: August, 2020 - Present
  Responsibilities: General Business strategy and guidance of the management team.

Name: Laird Bunch

Laird Bunch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President and Board Member
  Dates of Service: August, 2020 - Present
  Responsibilities: Over all business dev, partnerships, team development, gov relations and investor relations.

Other business experience in the past three years:

- Employer: Brandywine Fine Properties Sothebys International Realty
  Title: President
  Dates of Service: January, 2000 - September, 2022
  Responsibilities: Partner and Owner

Other business experience in the past three years:

- Employer: KO Public Affairs
  Title: Delaware Partner
  Dates of Service: March, 2015 - Present
  Responsibilities: Partner at KO Public Affairs

Other business experience in the past three years:

- Employer: Cannabist Company (FKA) Columbia Care
  Title: Delaware Partner and Board Member
  Dates of Service: December, 2016 - Present
  Responsibilities: Delaware Partner and Board Member at Cannabist Company

Name: Tiffany Vasilchik Heubeck

Tiffany Vasilchik Heubeck's current primary role is with Hot Cognition. Tiffany Vasilchik Heubeck currently services 5-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: September, 2020 - Present
  Responsibilities: Prospect and approach potential investors; provide advisory for sales and marketing; financial committee member

Other business experience in the past three years:

- Employer: Hot Cognition
  Title: Co-founder
  Dates of Service: September, 2023 - Present
  Responsibilities: Founded and lead an AI powered sales consultancy

Other business experience in the past three years:

- Employer: Board of Innovation
  Title: Chief Growth Officer
  Dates of Service: May, 2022 - September, 2023
  Responsibilities: Lead global sales and marketing for innovation consultancy

Other business experience in the past three years:

- Employer: <agod
  Title: SVP Growth Strategy
  Dates of Service: September, 2020 - March, 2022
  Responsibilities: Lead consulting sales to corporations for the company

Name: Jesse Channon

Jesse Channon's current primary role is with The Cannabist Company. Jesse Channon currently services 5-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: May, 2024 - Present
  Responsibilities: Independent Board Member

Other business experience in the past three years:

- Employer: The Cannabist Company
  Title: President
  Dates of Service: December, 2019 - Present
  Responsibilities: President

Name: Maxwell Gerard

Maxwell Gerard's current primary role is with Merida Capital Holdings. Maxwell Gerard currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: May, 2023 - Present
  Responsibilities: Represents Merida Capital Partners on TrueGreen's Board. Merida funded the Seed investment round in the company.

Other business experience in the past three years:

- Employer: Merida Capital Holdings
  Title: Partner
  Dates of Service: September, 2018 - Present
  Responsibilities: Partner on Merida's Investment Team.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Convertible Note in the amount of up to $124,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
As a holder of convertible notes, you will have no voting rights. If the notes convert into Common Stock, you will be a minority holder. As a minority holder of Class B Units of the Company, you will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Convertible Note we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
TrueGreen Global was formed on September 16, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. TrueGreen Global has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and

regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We have pending patent approvals that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Timothy Daly	9,198	Class A	20.67%

The Company's Securities

The Company has authorized Class A, Class B, Class C, Merida Capital Partners IV QP LP - Convertible Note, Merida Capital Partners III QP LP - Convertible Note, CONVERTIBLE PROMISSORY NOTE SERIES 2025 - CF, and Bridge Round - Convertible Note.

Class A

The amount of security authorized is 42,345 with a total of 42,345 outstanding.

Voting Rights

One vote per unit.

Material Rights

There are no material rights associated with Class A.

Class B

The amount of security authorized is 0 with a total of 0 outstanding.

Voting Rights

One vote per unit.

Material Rights

There are no material rights associated with Class B.

Class C

The amount of security authorized is 2,149 with a total of 2,149 outstanding.

Voting Rights

There are no voting rights associated with Class C.

Material Rights

There are no material rights associated with Class C.

Merida Capital Partners IV QP LP - Convertible Note

The security will convert into Class b units and the terms of the Merida Capital Partners IV QP LP - Convertible Note are outlined below:

Amount outstanding: $1,000,000.00
Maturity Date: August 20, 2025
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: See below.

Material Rights

Conversion Trigger:

(a) The Holder may, at its option, at any time prior to the Maturity Date and upon written notice to the Company, convert all (but not less than all) of the principal and accrued but unpaid interest then due on this Note into Preferred Conversion Units at a conversion price ("Conversion Price") equal to the lesser of (i) the price per unit based on a pre-money valuation of the Company equal to the applicable Conversion Valuation (as defined below), calculated on a fully-diluted basis (as of immediately prior to the conversion), and (ii) eighty percent (80%) of the pre-money valuation of the Company at which the Company closes its first Qualified Financing (as defined below), calculated on a fully-diluted basis (as of immediately prior to the Qualified Financing). The "Conversion Valuation" shall be as follows: (x) $45,000,000, if revenues of the Company for the fiscal year ended 2022 are greater than or equal to $16,500,000; (y) $35,000,000, if revenues of the Company for the fiscal year ended 2022 are greater than or equal to $12,000,000 and less than $16,500,000; or (z) $25,000,000, if revenues of the Company for the fiscal year ended 2022 are less than $12,000,000. The Company shall take all necessary action to effect such conversion, including without limitation obtaining such approvals and consents and amending and restating the Operating Agreement of the Company in a manner reasonably acceptable to the Holder to allow for such conversion in a timely manner. For purposes of this Note, the term "Qualified Financing" shall mean a bona-fide arms-length equity financing transaction for aggregate consideration of at least $1,500,000 (excluding conversion of the Note and any other outstanding indebtedness).

(b) Upon the occurrence of the events specified in Sections 3 or 4(a) hereof, this Note shall be converted automatically without any further action by the Holder and whether or not this Note is surrendered to the Company or its transfer agent; provided, however, that the Company shall not be obligated to issue certificates evidencing the Preferred Conversion Units issuable upon such conversion unless this Note is either delivered to the Company or its transfer agent as provided below, or Holder notifies the Company or its transfer agent in writing that this Note has been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such Note. Upon the occurrence of such conversion, Holder shall surrender the Note at the office of the Company or any transfer agent for the Preferred Conversion Units. Thereupon, there shall be issued and delivered to Holder, at such office and in its name as shown on such surrendered Note, a certificate for the number of Preferred Conversion Units into which the Note was converted on the date on which such conversion occurred.

(c) No fractional equity shall be issued upon the conversion of this Note. All equity issuable upon conversion of the outstanding amount of this Note shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional equity. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of equity of Preferred Conversion Units, the Company shall, in lieu of issuing any fractional equity, pay the Holder who is otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of conversion (as determined in good faith by the Manager of the Company).

5. Corporate Transaction. In the event that (i) the Company enters into an agreement pertaining to (A) a sale, lease, conveyance, exclusive license or other disposition of all or substantially all of the assets of the Company or (B) (1) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the equityholders of the Company immediately prior to such consolidation, merger or reorganization own less than fifty percent (50%) of the voting power of the surviving or successor entity (or in the event stock or ownership interests of such affiliated entity) immediately after such consolidation, merger or reorganization; or (2) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company's outstanding voting power is transferred; other than (x) any consolidation or merger effected exclusively to change the domicile of the Company, or (y) any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof (each such event being referred to herein as affiliated entity are issued in such transaction, less than fifty percent (50%) of the voting power of "Corporate Transaction"), and (ii) the Note has not been paid in full or converted into Preferred Conversion Units, then, before any distribution or payment shall be made to the holders of equity securities of the Company, the Holder shall be entitled to be paid the greater of (A) the principal balance of this Note then outstanding, plus unpaid accrued interest thereon through the date of such Corporate Transaction, or (B) the amount that the Holder would have received had a conversion into Preferred Conversion Units at the Conversion Price occurred immediately prior to the Corporate Transaction. proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally, which proceeding is not dismissed within sixty (60) days of filing, or have an order for relief entered against it in any proceeding under the United States Bankruptcy Code; (iii) the Company shall (i) liquidate, wind up or dissolve (or suffer any liquidation, wind-up or dissolution), (ii) suspend its operations other than in the ordinary course of business, or (iii) take any action to authorize any of the actions or events set forth above in this Section 6.6.

Default. (a) Events of Default. For purposes of this Note, any of the following events which shall occur shall constitute an "Event of Default": (i) any indebtedness under this Note is not paid when and as the same shall become due and payable; (ii) the Company shall (A) apply for or consent to the appointment of a receiver, trustee, custodian or liquidator of itself or any part of its property, (B) become subject to the appointment of a receiver, trustee, custodian or liquidator for itself or any part of its property, if such appointment is not terminated or dismissed within sixty (60) days, (C) make an assignment for the benefit of creditors, (D) or fail generally or admit in writing to its inability to pay its debts as they become due, (E) institute any proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally, or file a petition or answer seeking reorganization or an arrangement with creditors to take advantage of any insolvency law, or file an answer admitting the material allegations of a bankruptcy, reorganization or insolvency petition filed against it, or (F) become subject to any involuntary (b) Consequences of Events of Default. (i) If any Event of Default shall occur for any reason, whether voluntary or involuntary, and be continuing, the Holder may, upon notice or demand, declare the outstanding indebtedness under this

Note to be due and payable, whereupon the outstanding indebtedness under this Note shall be and become immediately due and payable, and the Company shall immediately, at the option of the Company, (a) pay to Holder all such indebtedness in cash or (b) convert all (but not less than all) such indebtedness into the Preferred Conversion Units as directed by the Holder. Upon the occurrence of an actual or deemed entry of an order for relief with respect to the Company under the United States Bankruptcy Code, then all indebtedness under this Note shall automatically be due immediately without notice of any kind. (ii) Holder shall also have any other rights which Holder may have been afforded under any contract or agreement at any time and any other rights which Holder may have pursuant to applicable law.

7. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

8. Affirmative Covenants. Until all amounts outstanding under this Note have been paid in full or converted into Preferred Conversion Units, the Company shall: (a) comply in all material respects with all laws, rules, regulations and orders applicable to the Company; (b) as soon as possible and in any event within fifteen (15) days after it becomes aware that an Event of Default has occurred, notify the Holder in writing of the nature and extent of such Event of Default and the action, if any, it has taken or proposes to take with respect to such Event of Default; and (c) promptly execute and deliver such further instruments and do or cause to be done such further acts as may be reasonably necessary or advisable to carry out the intent and purposes of this Note.

9. Negative Covenants. Until all amounts outstanding under this Note have been paid in full or converted into Preferred Conversion Units, the Company shall not take any of the following actions without the prior written consent of the Holder, which shall not be unreasonably withheld, conditioned or delayed: (a) incur any indebtedness that is (i) senior or pari passu in right of payment to the indebtedness created pursuant to this Note or (ii) convertible into or will result in the issuance of any equity interest in the Company to any competitor of the Holder, provided that the Company may incur indebtedness that is (x) effectively subordinated to the indebtedness created pursuant to this Note or (y) secured by the assets of the Company without the prior written consent of the Holder; (b) merge or consolidate with or into any other person or entity; (c) pay any dividends or make any distribution or payment in respect of its equity securities; (d) create, or authorize the creation of, or issue or obligate itself to issue, any equity securities of the Company having rights senior to the Preferred Conversion Units; and (e) amend, alter, repeal or waive any provision of the Operating Agreement in a manner adverse to the Holder which amendment, alteration, repeal or waiver treats the Holder in a manner differently than the other Members (as defined in the Operating Agreement), including without limitation: (i) any amendment or alteration that adversely affects the governance rights of the Holder or the economic rights (i.e., rights related to the capital accounts of any Member or the rights of any Member to participate in the profits and losses of the Company and the distributions of assets of the Company upon a dissolution or liquidation) of the Holder; (ii) Any amendment that treats any Units of a particular class in a manner adversely different from any other Units of the same class; (iii) Any amendment that shall require the Holder to make any capital contribution to the Company, reduce the Capital Account of the Holder, adversely affect the Holder's right to distributions under the Operating Agreement or alter or result in the alteration of the limited liability of the Holder; and (iv) Any amendment to the Operating Agreement or this Note that adversely affects any rights granted to, or obligations imposed upon, the Holder.

Merida Capital Partners III QP LP - Convertible Note

The security will convert into Class b units and the terms of the Merida Capital Partners III QP LP - Convertible Note are outlined below:

Amount outstanding: $2,000,000.00
Maturity Date: August 20, 2025
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: See below.

Material Rights

Conversion Trigger:

(a) The Holder may, at its option, at any time prior to the Maturity Date and upon written notice to the Company, convert all (but not less than all) of the principal and accrued but unpaid interest then due on this Note into Preferred Conversion Units at a conversion price ("Conversion Price") equal to the lesser of (i) the price per unit based on a pre-money valuation of the Company equal to the applicable Conversion Valuation (as defined below), calculated on a fully-diluted basis (as of immediately prior to the conversion), and (ii) eighty percent (80%) of the pre-money valuation of the Company at which the Company closes its first Qualified Financing (as defined below), calculated on a fully-diluted basis (as of immediately prior to the Qualified Financing). The "Conversion Valuation" shall be as follows: (x) $45,000,000, if revenues of the Company for the fiscal year ended 2022 are greater than or equal to $16,500,000; (y) $35,000,000, if revenues of the Company for the fiscal year ended 2022 are greater than or equal to $12,000,000 and less than $16,500,000; or (z) $25,000,000, if revenues of the Company for the fiscal year ended 2022 are less than $12,000,000. The Company shall take all necessary action to effect such conversion, including without limitation obtaining such approvals and consents and amending and restating the Operating Agreement of the Company in a manner reasonably acceptable to the Holder to allow for such conversion in a timely manner. For purposes of this Note, the term "Qualified Financing" shall mean a bona-fide arms-length equity financing transaction for aggregate consideration of at least $1,500,000 (excluding conversion of the Note and any other outstanding indebtedness).

(b) Upon the occurrence of the events specified in Sections 3 or 4(a) hereof, this Note shall be converted automatically without any further action by the Holder and whether or not this Note is surrendered to the Company or its transfer agent; provided, however, that the Company shall not be obligated to issue certificates evidencing the Preferred Conversion Units issuable upon such conversion unless this Note is either delivered to the Company or its transfer agent as provided below, or Holder notifies the Company or its transfer agent in writing that this Note has been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such Note. Upon the occurrence of such conversion, Holder shall surrender the Note at the office of the Company or any transfer agent for the Preferred Conversion Units. Thereupon, there shall be issued and delivered to Holder, at such office and in its name as shown on such surrendered Note, a certificate for the number of Preferred Conversion Units into which the Note was converted on the date on which such conversion occurred.

(c) No fractional equity shall be issued upon the conversion of this Note. All equity issuable upon conversion of the outstanding amount of this Note shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional equity. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of equity of Preferred Conversion Units, the Company shall, in lieu of issuing any fractional equity, pay the Holder who is otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of conversion (as determined in good faith by the Manager of the Company).

5. Corporate Transaction. In the event that (i) the Company enters into an agreement pertaining to (A) a sale, lease, conveyance, exclusive license or other disposition of all or substantially all of the assets of the Company or (B) (1) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the equityholders of the Company immediately prior to such consolidation, merger or reorganization own less than fifty percent (50%) of the voting power of the surviving or successor entity (or in the event stock or ownership interests of such affiliated entity) immediately after such consolidation, merger or reorganization; or (2) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company's outstanding voting power is transferred; other than (x) any consolidation or merger effected exclusively to change the domicile of the Company, or (y) any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof (each such event being referred to herein as affiliated entity are issued in such transaction, less than fifty percent (50%) of the voting power of "Corporate Transaction"), and (ii) the Note has not been paid in full or converted into Preferred Conversion Units, then, before any distribution or payment shall be made to the holders of equity securities of the Company, the Holder shall be entitled to be paid the greater of (A) the principal balance of this Note then outstanding, plus unpaid accrued interest thereon through the date of such Corporate Transaction, or (B) the amount that the Holder would have received had a conversion into Preferred Conversion Units at the Conversion Price occurred immediately prior to the Corporate Transaction. proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally, which proceeding is not dismissed within sixty (60) days of filing, or have an order for relief entered against it in any proceeding under the United States Bankruptcy Code; (iii) the Company shall (i) liquidate, wind up or dissolve (or suffer any liquidation, wind-up or dissolution), (ii) suspend its operations other than in the ordinary course of business, or (iii) take any action to authorize any of the actions or events set forth above in this Section 6.6.

Default. (a) Events of Default. For purposes of this Note, any of the following events which shall occur shall constitute an "Event of Default": (i) any indebtedness under this Note is not paid when and as the same shall become due and payable; (ii) the Company shall (A) apply for or consent to the appointment of a receiver, trustee, custodian or liquidator of itself or any part of its property, (B) become subject to the appointment of a receiver, trustee, custodian or liquidator for itself or any part of its property, if such appointment is not terminated or dismissed within sixty (60) days, (C) make an assignment for the benefit of creditors, (D) or fail generally or admit in writing to its inability to pay its debts as they become due, (E) institute any proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership, insolvency or other similar law affecting the rights of creditors generally, or file a petition or answer seeking reorganization or an arrangement with creditors to take advantage of any insolvency law, or file an answer admitting the material allegations of a bankruptcy, reorganization or insolvency petition filed against it, or (F) become subject to any involuntary (b) Consequences of Events of Default. (i) If any Event of Default shall occur for any reason, whether voluntary or involuntary, and be continuing, the Holder may, upon notice or demand, declare the outstanding indebtedness under this Note to be due and payable, whereupon the outstanding indebtedness under this Note shall be and become immediately due and payable, and the Company shall immediately, at the option of the Company, (a) pay to Holder all such indebtedness in cash or (b) convert all (but not less than all) such indebtedness into the Preferred Conversion Units as directed by the Holder. Upon the occurrence of an actual or deemed entry of an order for relief with respect to the Company under the United States Bankruptcy Code, then all indebtedness under this Note shall automatically be due immediately without notice of any kind. (ii) Holder shall also have any other rights which Holder may have been afforded under any contract or agreement at any time and any other rights which Holder may have pursuant to applicable law.

7. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

8. Affirmative Covenants. Until all amounts outstanding under this Note have been paid in full or converted into Preferred Conversion Units, the Company shall: (a) comply in all material respects with all laws, rules, regulations and orders applicable to the Company; (b) as soon as possible and in any event within fifteen (15) days after it becomes aware that an Event of Default has occurred, notify the Holder in writing of the nature and extent of such Event of Default and the action, if any, it has taken or proposes to take with respect to such Event of Default; and (c) promptly execute and deliver such further instruments and do or cause to be done such further acts as may be reasonably necessary or advisable to carry out the intent and purposes of this Note.

9. Negative Covenants. Until all amounts outstanding under this Note have been paid in full or converted into Preferred Conversion Units, the Company shall not take any of the following actions without the prior written consent of the Holder, which shall not be unreasonably withheld, conditioned or delayed: (a) incur any indebtedness that is (i) senior or pari passu in right of payment to the indebtedness created pursuant to this Note or (ii) convertible into or will result in the issuance of any equity interest in the Company to any competitor of the Holder, provided that the Company may incur indebtedness that is (x) effectively subordinated to the indebtedness created pursuant to this Note or (y) secured by the assets of the Company without the prior written consent of the Holder; (b) merge or consolidate with or into any other person or entity; (c) pay any dividends or make any distribution or payment in respect of its equity securities; (d) create, or authorize the creation of, or issue or obligate itself to issue, any equity securities of the Company having rights senior to the Preferred Conversion Units; and (e) amend, alter, repeal or waive any provision of the Operating Agreement in a manner adverse to the Holder which amendment, alteration, repeal or waiver treats the Holder in a manner differently than the other Members (as defined in the Operating Agreement), including without limitation: (i) any amendment or alteration that adversely affects the governance rights of the Holder or the economic rights (i.e., rights related to the capital accounts of any Member or the rights of any Member to participate in the profits and losses of the Company and the distributions of assets of the Company upon a dissolution or liquidation) of the Holder; (ii) Any amendment that treats any Units of a particular class in a manner adversely different from any other Units of the same class; (iii) Any amendment that shall require the Holder to make any capital contribution to the Company, reduce the Capital Account of the Holder, adversely affect the Holder's right to distributions under the Operating Agreement or alter or result in the alteration of the limited liability of the Holder; and (iv) Any amendment to the Operating Agreement or this Note that adversely affects any rights granted to, or obligations imposed upon, the Holder.

CONVERTIBLE PROMISSORY NOTE SERIES 2025 - CF

The security will convert into Class b and the terms of the CONVERTIBLE PROMISSORY NOTE SERIES 2025 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: January 15, 2027
Interest Rate: 10.0%
Discount Rate: 20.0%
Valuation Cap: $30,000,000.00
Conversion Trigger: $1,500,000.00

Material Rights

Disclosure Regarding Operating Agreement and Convertible Note Conversion

Clearfield Communications LLC D/B/A TrueGreen Global (the "Company") is a limited liability company organized under the laws of the State of Delaware and is governed by its operating agreement (the "Operating Agreement"). The Operating Agreement establishes the rights, duties, and obligations of the members of the Company, including provisions regarding management, profit and loss allocations, the issuance and transferability of membership units, and other essential aspects of the Company's governance and operations.

By participating in this offering, investors are purchasing a convertible promissory note (the "Convertible Note"), which represents a debt obligation of the Company. As holders of the Convertible Note, investors do not hold an equity interest in the Company and are not parties to the Operating Agreement.

Conversion to Class B Units

Upon the occurrence of certain events, as described in the terms of the Convertible Note, the Convertible Note may convert into an equity interest in the Company, specifically into Class B Units. Upon conversion, investors will become members of the Company, subject to the terms of the Operating Agreement, as it may be amended from time to time. Membership units issued upon conversion will be uncertificated and represent a proportional interest in the Company's equity.

Joinder to the Operating Agreement

At the time of conversion, investors will be required to execute a joinder agreement or similar document that binds them to the terms and conditions of the Operating Agreement. By doing so, investors will assume all rights and obligations applicable to members of the Company, as outlined in the Operating Agreement. Failure to execute the necessary documentation may result in the forfeiture of the equity interest or other consequences as provided under applicable law or the terms of the Convertible Note.

Availability of Operating Agreement

A copy of the current Operating Agreement is available for review attached in Exhibit F of the Form C materials. Investors are encouraged to carefully review the Operating Agreement and consult with their legal or financial advisors to understand the implications of becoming a member of the Company upon conversion.

Material Terms of the Operating Agreement

Key provisions of the current Operating Agreement include, but are not limited to:

1. Management Structure: The Company is manager-managed, meaning the appointed Manager has exclusive authority over the business and operations of the Company. Members do not participate in day-to-day management.
2. Transferability of Interests: Membership units are subject to transfer restrictions and may not be transferred except as set forth in the Operating Agreement. This may be subject to change.
3. Voting Rights: Members generally do not have voting rights on operational matters but may be required to vote on significant matters, as determined by the Manager.
4. No Capital Call Obligations: Members are not required to make additional capital contributions beyond their initial investment.
5. Profit and Loss Allocation: Profits and losses will be allocated in proportion to each member's ownership interest.
6. Tax Matters: The Company will issue K-1 tax forms to all members to report their share of the Company's income, deductions, and credits.

By participating in this offering, investors acknowledge and understand the terms of the Convertible Note, including the requirement to join the Operating Agreement if the note converts to equity. They further acknowledge that their rights and obligations as members will be governed by the Operating Agreement, as it may be amended from time to time.

Bridge Round - Convertible Note

The security will convert into Class b units and the terms of the Bridge Round - Convertible Note are outlined below:

Amount outstanding: $1,050,000.00
Maturity Date: February 17, 2027
Interest Rate: 10.0%
Discount Rate: 20.0%
Valuation Cap: $50,000,000.00
Conversion Trigger: See below.

Material Rights

2-year note with rolling maturities

Conversion Trigger:

(a)The Holder may, at its option, at any time and upon written notice to the Company,convert all of the principal and accrued but unpaid interest then due on this Note class B units at a conversion price ("Conversion Price") equal to the lesser of (i) the price per unit based on a pre money valuation of the Company (the "Conversion Valuation") on a fully-diluted basis (as of immediately prior to the Qualified Financing, Public Offering, or a Corporate Transaction that represents a change in control). The Conversion Valuation shall be as follows:

(b)20% discount on the pre-money valuation of the subsequent round of fundraising; a"Qualified Financing"

(c)20% discount on any public offering

(d)20% discount on a takeover or change of control: a "Corporate transaction"

There will be a $50,000,000* equity cap on any conversion to equity: Valuation Cap: The cap on valuation is the maximum valuation at which the investor's investment can convert into equity. If the valuation during the next funding round is below the cap, the investor's conversion price will be based on the lower valuation.

*The $50,000,000 equity cap is Not subject to a 20% discount.

What it means to be a minority holder

As a Convertible Note holder of the Company, you will have no voting rights. Even upon conversion of the notes, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $1,050,000.00
  Use of proceeds: CERES platform and token acquisition, Platform DEV
  Date: February 17, 2025
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>

Revenue in 2022 was $978.62 compared to $24,138.65 in 2023.

This resulted from platform upgrades critical to relaunch and generate revenue.

<u>Cost of Sales</u>

Cost of sales in 2022 was $350,947 compared to $38,118 in 2023.

The change in year over year cost of sales is due to our aggressive investments in 2022 in our products and platform.

<u>Gross Margins</u>

Gross margins in 2022 were negative. This is a result of our aggressive investments in 2022 and 2023 in our products and platform

Expenses

Expenses in 2022 were $1,608,420 compared to $678,735 in 2023.

In 2022 we had significantly higher subcontractor payments that are a direct result of our aggressive investments in the development of our platform. In 2023 those subcontractor payments were lower as we had started to focus on in-market testing with a number of beta clients.

Historical results and cash flows:

The Company is currently in the final stages of platform development to meet current customer requirements and is currently pre-revenue; with the anticipation of revenue generation beginning by the start of the second quarter 2025. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are nearing our customer rollouts by the second quarter 2025. Past cash was primarily generated through sales; convertible note investments; and monthly contracted fixed payments for platform customization from The Cannabis company. Our goal is to launch our JV payments solution with Leaf Trade Sweed by the end of the first quarter 2025, and soon thereafter, our RFID platform with both the Cannabis company, and the state of Oklahoma.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has capital resources in the form of cash on hand, members capital, and members loans.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are critical to accelerate our platform upgrades, and rollouts with large customers

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are important to the viability of the company. However, if there is no other alternative, we will continue to self fund our growth.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the company raises the minimum offering amount, we anticipate we would be able to operate for 1 year.

How long will you be able to operate the company if you raise your maximum funding goal?

If the company raises the minimum offering amount, we anticipate we would be able to operate for 1 year.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have contemplated future sources of capital, including membership contributions and loans.

Indebtedness

- Creditor: Merida Capital Partners IV QP LP - Convertible Note
  Amount Owed: $1,000,000.00
  Interest Rate: 5.0%
  Maturity Date: August 20, 2025

- Creditor: Merida Capital Partners III QP LP - Convertible Note
  Amount Owed: $2,000,000.00
  Interest Rate: 5.0%

Maturity Date: August 20, 2025

- Creditor: Bridge Round - Convertible Note
  Amount Owed: $1,050,000.00
  Interest Rate: 10.0%
  Maturity Date: February 17, 2027

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Valuation Cap: $30,000,000.00

Valuation Cap Details: Prior offering, current and future customer deployments

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Operations
  82.5%
  Migrate the TrueGreen RFID applications onto the CERES Hyperledger Fabric Platform

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $124,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Operations
  82.5%
  Migrate the TrueGreen RFID applications onto the CERES Hyperledger Fabric Platform

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://truegreenglobal.com (https://truegreenglobal.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/truegreen-global

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Clearfield Communications LLC

[See attached]

I, Timothy Daly, the manager and CEO of Clearfield Communications, LLC, hereby certify that the financial statements of Clearfield Communications, LLC and notes thereto for the periods ending 2022 and 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $24,139; taxable income of $690,180 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 9th of January, 2025.

DocuSigned by:
AC6DB6C7878B40D...
_________________________ (Signature)

CEO
_________________________ (Title)

1/10/2025
_________________________ (Date)

Clearfield Communications, LLC dba TrueGreen Global

December 2023

Table of Contents

BALANCE SHEET

January 01 2023 - December 31 2023 vs January 01 2022 - December 31 2022

	2023	2022	Variance	Variance (%)
Assets				
Current Assets				
Bank Accounts				
M&T Bank ~1236	$44,419	-	$44,419	
M&T Checking (OLD prior mngmnt) (deleted)	-	($31,933)	$31,933	(+100%) ▲
M&T Sweep (deleted)	-	$71,050	($71,050)	(-100%) ▼
Total Bank Accounts	**$44,419**	**$39,117**	**$5,302**	**(+14%) ▲**
Other Current Assets				
Inventory Asset	$57,545	$2,545	$55,000	(>999%) ▲
Owed by Chris Quinlan	-	$163,724	($163,724)	(-100%) ▼
Total Other Current Assets	**$57,545**	**$166,269**	**($108,724)**	**(-65%) ▼**
Total Current Assets	**$101,964**	**$205,386**	**($103,422)**	**(-50%) ▼**
Fixed Assets				
Furniture and Equipment	$1,188	$1,188	-	
Total Fixed Assets	**$1,188**	**$1,188**	**-**	
Total Assets	**$103,152**	**$206,574**	**($103,422)**	**(-50%) ▼**
Liabilities and Equity				
Liabilities				
Current Liabilities				
Other Current Liabilities				
PAYROLL LIABILITIES	$157,946	$33,335	$124,611	(+374%) ▲
Total Other Current Liabilities	**$157,946**	**$33,335**	**$124,611**	**(+374%) ▲**
Total Current Liabilities	**$157,946**	**$33,335**	**$124,611**	**(+374%) ▲**
Long-Term Liabilities				
Member & Investor Convertible Notes	$464,681	-	$464,681	
Total Long-Term Liabilities	**$464,681**	**-**	**$464,681**	
Total Liabilities	**$622,627**	**$33,335**	**$589,292**	**(>999%) ▲**
Equity				
Class A Units	($28,498,652)	($30,000,000)	$1,501,348	(+5%) ▲
Class C Units	($1,501,348)	-	($1,501,348)	
Meridia-Cnvrtbl PN,5% mtrs 8/2025	$1,000,000	$1,000,000	-	
Meridia-Cnvtbl Nt, 5%, 8/2025	$2,000,000	$2,000,000	-	
Merida - Cnvtbl Nt, 5%, 8/2025	$75,000	$75,000	-	
Retained Earnings	$27,098,239	$29,057,627	($1,959,388)	(-7%) ▼
Net Income	($692,714)	($1,959,388)	$1,266,674	(+65%) ▲
Total Equity	**($519,475)**	**$173,239**	**($692,714)**	**(-400%) ▼**
Total Liabilities and Equity	**$103,152**	**$206,574**	**($103,422)**	**(-50%) ▼**

INCOME STATEMENT

January 01 2023 - December 31 2023 vs January 01 2022 - December 31 2022

	2023	2022	Variance	Variance (%)	YTD (FY)
Income					
Courtesy Discount	($1,250)	-	($1,250)		($1,250)
Interest Income	$164	$979	($815)	(-83%) ▼	$164
Monthly SaaS Subscription Incom	$825	-	$825		$825
One-Time Onboarding Fee	$2,000	-	$2,000		$2,000
RFID Scanners	$750	-	$750		$750
RFID Tag Revenue	$21,500	-	$21,500		$21,500
Sales	$150	-	$150		$150
Total Income	$24,139	$979	$23,160	(>999%) ▲	$24,139
Cost of Goods Sold					
Cost of Goods Sold	($41,249)	$110,383	($151,632)	(-137%) ▼	($41,249)
Proprietary Platform & Software Development	$79,367	$241,564	($162,197)	(-67%) ▼	$79,367
Total Cost of Goods Sold	$38,118	$351,947	($313,829)	(-89%) ▼	$38,118
Gross Profit	**($13,979)**	**($350,969)**	**$336,989**	**(+96%)** ▲	**($13,979)**
Expenses					
CERES:~Travel Expenses	$4,054	-	$4,054		$4,054
CERES:~Proprietary Platform & Software Development	$50,000	-	$50,000		$50,000
CERES:~Professional Fees	$33,000	-	$33,000		$33,000
Payroll Expenses	$428,741	$619,793	($191,052)	(-31%) ▼	$428,741
Unapplied Cash Bill Payment Expense	-	$11,800	($11,800)	(-100%) ▼	-
Total Expenses	$515,795	$631,593	($115,798)	(-18%) ▼	$515,795
Net Operating Income	**($529,775)**	**($982,562)**	**$452,787**	**(+46%)** ▲	**($529,775)**
Other Expenses					
Advertising and Promotion	$1,500	$8,792	($7,292)	(-83%) ▼	$1,500
Automobile Expense	$218	$2,692	($2,474)	(-92%) ▼	$218
Bank Service Charges	$3,381	$4,760	($1,380)	(-29%) ▼	$3,381
Business Licenses and Permits	$875	-	$875		$875
Computer & Internet	$1,457	$2,391	($934)	(-39%) ▼	$1,457
Contributions	-	$206	($206)	(-100%) ▼	-
Dues and Subscriptions	$10,970	$43,429	($32,459)	(-75%) ▼	$10,970
Merchant deposit fees	$8	-	$8		$8
Office Supplies	$712	$15,947	($15,235)	(-96%) ▼	$712
Postage and Delivery	$681	$356	$325	(+91%) ▲	$681
Printing and Reproduction	$214	-	$214		$214
Professional Fees	$41,470	$89,646	($48,176)	(-54%) ▼	$41,470
Rent Expense	$1,175	$19,201	($18,027)	(-94%) ▼	$1,175
Software & Apps	$849	-	$849		$849
Subcontractors	$65,350	$647,781	($582,431)	(-90%) ▼	$65,350
Taxes & Licenses	-	$256	($256)	(-100%) ▼	-
Telephone Expense	$1,632	$4,565	($2,933)	(-64%) ▼	$1,632
Utilities	$195	-	$195		$195
Insurance Expense					
Insurance Expense	$1,017	$37,055	($36,038)	(-97%) ▼	$1,017
Worker's Comp Insurance	$1,720	-	$1,720		$1,720

	2023	2022	Variance	Variance (%)	YTD (FY)
Total Insurance Expense	$2,737	$37,055	($34,318)	(-93%) ▼	$2,737
Meals and Entertainment					
Meals with Clients	$5,071	$11,921	($6,849)	(-57%) ▼	$5,071
Total Meals and Entertainment	$5,071	$11,921	($6,849)	(-57%) ▼	$5,071
Travel Expense	$23,682	$66,505	($42,823)	(-64%) ▼	$23,682
Conferences	$763	$21,324	($20,561)	(-96%) ▼	$763
Total Other Expenses	$162,940	$976,826	($813,887)	(-83%) ▼	$162,940
Net Other Income	**($162,940)**	**($976,826)**	**$813,887**	**(+83%)** ▲	**($162,940)**
Net Income Before Tax	**($692,714)**	**($1,959,388)**	**$1,266,674**	**(+65%)** ▲	**($692,714)**
Net Income After Tax	**($692,714)**	**($1,959,388)**	**$1,266,674**	**(+65%)** ▲	**($692,714)**

STATEMENT OF CASH FLOW

January 01 2023 - December 31 2023 vs January 01 2022 - December 31 2022

	2023	2022	Variance	Variance (%)
Trading Activities				
Cash Received	$132,863	($112,562)	$245,425	(+218%) ▲
Cash Paid	($592,242)	($1,927,032)	$1,334,790	(+69%) ▲
Total Cash Flows from Operating Activities	**($459,379)**	**($2,039,593)**	**$1,580,215**	**(+77%) ▲**
Cash Flow from Investing Activities				
Proceeds from sale/(acquisition) of Property, Plant and Equipment	-	($1,188)	$1,188	(+100%) ▲
Total Cash Flows from Investing Activities	**-**	**($1,188)**	**$1,188**	**(+100%) ▲**
Free Cash Flow	**($459,379)**	**($2,040,781)**	**$1,581,402**	**(+77%) ▲**
Cash Flow from Financing Activities				
Proceeds from/(Repayment of) Borrowings	$464,681	-	$464,681	
Proceeds from/(Repayment of) Equity	-	($29,925,000)	$29,925,000	(+100%) ▲
Movement in Retained Earnings	-	$30,017,966	($30,017,966)	(-100%) ▼
Total Cash Flows from Financing Activities	**$464,681**	**$92,966**	**$371,715**	**(+400%) ▲**
Summary				
Opening Balance	$39,117	$1,986,932	($1,947,815)	(-98%) ▼
Movement	$5,302	($1,947,815)	$1,953,117	(+100%) ▲
Closing Balance	$44,419	$39,117	$5,302	(+14%) ▲

CHANGES IN EQUITY

At 31 December 2023

	Equity	Retained Earnings	Total Owners Equity
Balances as of 31 December 2021	**-**	**($960,339)**	**($960,339)**
Proceeds from share issuance	$75,000	-	$75,000
Share buy-backs	($30,000,000)	-	($30,000,000)
Loss for the period	-	($1,959,388)	($1,959,388)
Adjustments	-	$30,017,966	$30,017,966
Balances as of 31 December 2022	**($29,925,000)**	**$27,098,239**	**($2,826,761)**
Proceeds from share issuance	$16,155,169	-	$16,155,169
Share buy-backs	($16,155,169)	-	($16,155,169)
Loss for the period	-	($692,714)	($692,714)
Balances as of 31 December 2023	**($29,925,000)**	**$26,405,525**	**($3,519,475)**

NOTE 1 – NATURE OF OPERATIONS

Clearfield Communications, LLC DBA TrueGreen Global was formed on 09/16/2020 ("Inception") in the State of Delaware. The financial statements of Clearfield Communications, LLC, (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Wilmington, DE

TrueGreen Global is transforming cannabis with our high-tech blockchain platform. We help producers, dispensaries, and regulators streamline compliance, track and count inventory, and enable cashless payments. With top partnerships and RFID technology, we're building a smarter, safer future.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from TrueGreen operates on a multi-revenue stream model:

- Monthly SaaS: Recurring revenue from software solutions.
- Hardware Sales Fees: Revenue from sales of RFID scanners and tags.
- Ceres Transaction Revenue: Transaction fees from their blockchain payment solution.

when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Long-Term Liabilities

Loan Payable - A.I.R. LLC	30,000.00
Loan Payable - Adam Goers	7,500.00
Loan Payable - Alex Matulas	25,000.00
Loan Payable - Amish Desai	50,000.00
Loan Payable - André Wright	60,000.00
Loan Payable - Angela Weicht	50,000.00
Loan Payable - CD58 LLC	250,000.00
Loan Payable - J. Greg Anderson	10,000.00
Loan Payable - Jay Tschantz	25,000.00
Loan Payable - Laird Bunch	56,653.75
Loan Payable - Marc Sampogna	15,935.00
Loan Payable - Michael Fleming	10,000.00
Loan Payable - Nels & Kristen Olson	50,000.00

Loan Payable - Peter Mozzone	50,000.00
Loan Payable - R. Justin Healy	25,000.00
Loan Payable - Tom Ross	78,925.00
Loan Payable - Wendy Bunch	200,000.00
Loan Payable -Tiffany Vasilchik	26,615.90
Merida - Cnvtbl Nt, 5%, 8/2025	75,000.00
Meridia-Cnvrtbl PN,5% mtrs 8/2025	1,000,000.00
Meridia-Cnvtbl Nt, 5%, 8/2025	2,000,000.00
Total Long-Term Liabilities	**$ 4,095,629.65**

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Limited Liability Interests

We have authorized the issuance of Limited Liability Company Interests (the "***LLC Interests***") are the personal property of each Member representing an equity interest in the Company. The Company shall be authorized to issue units ("***Units***") of LLC Interests and to admit new Members in respect of such LLC Interests. There are 3 classes of Units available in the Company, with Class A being reserved for the managing member, and its Manager. Class A Units have voting rights, Class B Units have voting rights, and Class C Units do not have voting rights. Class C is considered to be reserved for Advisory Board members or employees, as determined by the Company. There will be no additional shares of Class A or B Units issued without the approval of the required majority of shareholders, as stated in Section 2.8.1 above. Initially, each Member shall receive such number of Units as set forth on Exhibit A, described in Section 5.1 below. The Company may issue Units of LLC Interests for cash, property, promissory note, services performed or to be performed, as incentive compensation, or for any other consideration determined by the Members to be appropriate. The Company also may issue rights, warrants, options, convertible securities or indebtedness, or other rights, which are exercisable for or convertible or exchangeable into Units of LLC Interests. The Company may, with the consent of the Required Majority, issue Units, in one or more series or classes, such series or classes to have such designations, powers, preferences, rights, qualifications, limitations and restrictions as the Required Majority determine, which determination or determinations, as the case may be, shall be set forth in a written instrument signed by the Required Majority, which written instrument shall be kept with the Company records. LLC Interests may be issued only with the consent of the Required Majority. Advisory Board members may be issued units but such advisory board units shall be non-voting interests. The Manager will have discretion to grant such a bonus upon a sale of the LLC, initial public offering, or other vehicle that allows the interests to be converted into cash. The Manager will also have discretion to issue interests not yet issued to investors on Exhibit A up to the total of 25 units and can split the 25 units as necessary to establish the initial funding round without a vote/formal action from the Members under Section 2.8 as described above for the admission of new members.

NOTE 6 – RELATED PARTY TRANSACTIONS

None

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December, 31, 2024 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF TRUEGREEN GLOBAL

Revolutionary Technology for Cannabis

TrueGreen aims to transform cannabis with our high-tech blockchain platform. We help producers, dispensaries & operators streamline compliance, track inventory, and enable cashless payments. With top relationships + RFID technology, we're building a smarter, safer future.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

Invest Now
10.0% Interest Rate

MIN INVEST $500

VALUATION CAP $30M

REASONS TO INVEST

Industry-Leading Technology: TrueGreen's blockchain-based platform is designed to address core challenges in the cannabis sector, including manual operations and cash-only transactions.

Established Partnerships: TrueGreen has secured partnerships with major industry players like The Cannabist Company, LeafTrade Sweed, Dutchie, and Metrc, establishing itself as a trusted provider in the cannabis space.

Proven Leadership: With 190+ years of combined Venture Creation experience, TrueGreen believes its leadership team has the guidance and connections necessary for expansion across regulatory landscapes and market segments.

TEAM



Tim Daly • Chief Executive Officer

Tim Daly, CEO and Co-founder of TrueGreen Global is driving a revolution in cannabis operations by delivering cutting-edge technology solutions that eliminate traditional challenges in inventory management and payments. With a visionary approach, Tim addresses the cannabis industry's critical pain points—from manual inventory errors to cash-only limitations—by integrating transformative tools like blockchain, tokenized stablecoin payment systems, and RFID technology.
Under Tim's leadership, TrueGreen provides robust solutions that streamline operations, ensure regulatory compliance, and enhance customer experiences. By replacing outdated processes with reliable, efficient, and compliant digital tools, TrueGreen empowers MSOs, dispensaries, and regulators to scale seamlessly. These innovations remove the roadblocks of costly, quasi-legal, non-cash payments, reduce operational costs, and increase basket sizes, creating a new standard for brand loyalty and profitability.

For investors, Tim's leadership represents a unique opportunity to back a company that's not only at the forefront of cannabis technology but is already trusted by some of the industry's largest players. TrueGreen aims to establish a new standard for operational excellence in cannabis technology.

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Jesse Channon • Board Member

Jesse Channon is a dynamic leader with over a decade of expertise in digital marketing, consumer targeting, grassroots campaigns, and social media. As the newly appointed President of The Cannabist Company, Jesse oversees Retail, Wholesale, Marketing, Technology Innovation, and Communications, driving the company's vision to new heights. Under his leadership, Cannabist is expanding its award-winning retail platform, utilizing cutting-edge proprietary technology to deliver unparalleled customer experiences, and growing its industry-leading portfolio of product brands. With a career spanning collaborations with global giants like Microsoft, AT&T, Honda, Starbucks, NBC, and Red Bull, Jesse brings a proven track record of innovation and strategic growth. As a founding team member at PageLever, a Y Combinator-backed company, he spearheaded revenue and partnerships, building one of the first real-time applications on Facebook's API and helping the company secure its place as a Preferred Marketing Developer before its acquisition by Unified. He further honed his expertise as Chief Revenue Officer at Social Native, a custom content marketplace.

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Max Gerard • Board Member

Max is a Partner on Merida's Investment Team and works to identify, diligence, and execute new investment opportunities, as well as monitor those investments to successful outcomes. Max has assisted several companies to successful M&A exits and has collaborated to bring two companies public. Max has a BA from Haverford College.

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John Gilstrap • Board Member

John Gilstrap is a results-driven executive with extensive experience in operations, business development, and strategic leadership. Renowned for his ability to identify new markets and position organizations for success, John has a proven track record of driving sales growth, enhancing productivity, and reducing costs. His leadership has consistently delivered measurable improvements in both bottom-line performance and operational efficiency. With career-spanning roles at prestigious organizations such as JP Morgan Chase, Warner Music Group, Empire State Development, Philips Electronics, and Bank of NY Mellon, John brings a wealth of expertise in navigating complex, content-driven markets. Known for his forward-thinking approach and determination to challenge the status quo, he excels in dynamic, high-pressure environments, fostering staff development and delivering transformative solutions. As a Board Member of TrueGreen, John leverages his visionary leadership and operational acumen to drive strategic initiatives, positioning the company for sustainable growth and long-term success.

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Laird Bunch • President and Board Member

Laird Bunch, President and founding member of TrueGreen Global, is a powerhouse leader driving innovation in cannabis technology. With over 25 years of executive experience, including a celebrated career as Partner and President at Brandywine Fine Properties Sotheby's International Realty, Laird transitioned his expertise from luxury real estate and large-scale development to the rapidly growing cannabis sector.
Laird played a pivotal role in establishing Columbia Care (now The Cannabist Company) in Delaware, leading the company to secure critical licenses and become one of the largest fully integrated multi-state operators (MSOs) in the U.S. At TrueGreen, Laird leverages his extensive network and strategic vision to shape the future of cannabis technology, crafting scalable solutions that address industry challenges in compliance, efficiency, and growth.

For investors, Laird's leadership brings unparalleled industry expertise, a track record of transforming opportunities into success, and a commitment to positioning TrueGreen as a leader in the cannabis tech landscape. Residing between Delaware and Florida, Laird is passionate about the mission and future potential of TrueGreen, where he's building a legacy in both innovation and market expansion.

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Tiffany Vasilchik Heubeck • Board Member, Marketing

Tiffany Vasilchik, a Board Member focusing on Marketing at TrueGreen, brings an unparalleled depth of expertise in sales, innovation, and growth strategies, with a proven record of scaling businesses and driving transformational brand success.
As a leader in AI sales consulting and former Chief Growth Officer at Landor & Fitch, Tiffany has a powerful background in forging strategies that resonate deeply with consumers and accelerate market expansion. Her insights into AI, brand strategy, and consumer engagement equip her to shape TrueGreen's growth trajectory in the evolving cannabis tech industry.

For investors, Tiffany's role on the TrueGreen board means the brand benefits from a visionary strategist who understands how to harness cutting-edge technology and trends to build a loyal customer base and stand out in a competitive market. Her experience with global brands and innovative growth solutions is instrumental in positioning TrueGreen as a leader poised for rapid, sustained success in cannabis technology.

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Thomas Ross • Board Member

Tom Ross brings a wealth of high-level expertise in banking, project finance, M&A, and public service to his role as a Board Member at TrueGreen, adding a powerful strategic edge for investors.
With an impressive track record that spans corporate innovation, political leadership, and entrepreneurial success, Tom is a transformative force for companies aiming to scale. At First USA Bank, he spearheaded a cross-division review that resulted in $20 million in annual savings and played a critical role on the M&A team, assessing key acquisition targets. Later, at Household International, he led the integration of a $3 billion credit portfolio, overseeing analytics for major credit brands, including the GM Card and Beneficial.

As a former Managing Director at Lexden Capital, Tom expertly orchestrated debt and equity strategies for complex development projects, leveraging his vast network to secure financing solutions. A seasoned political strategist, he also served as the Delaware Republican State Chairman and was a prominent member of the RNC's Ethics Committee, providing strategic counsel that contributed to notable campaign wins for former RNC Chairs Michael Steele and Reince Priebus.

For investors, Tom's diverse background in finance, strategic planning, and public relations uniquely positions him to help TrueGreen navigate the regulatory and financial landscapes of the cannabis sector, unlocking growth and scaling opportunities. Leading media frequently seek his insights, solidifying his reputation as a thought leader whose expertise drives impactful outcomes.

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Marc Sampogna • Chief Marketing Officer & Board Member

Marc Sampogna, TrueGreen's Chief Marketing Officer, is a dynamic force in branding and marketing with a proven track record of transforming brands into market leaders. As the founder of Canopy Brand Group, Marc has crafted immersive, high-impact campaigns that blend creative vision with strategic precision, driving brand loyalty and market performance across diverse industries. With expertise in brand development, experiential marketing, and digital engagement, Marc is celebrated for building unforgettable brand experiences that resonate deeply with consumers and convert visibility into growth.

For investors, Marc's role at TrueGreen represents a powerful advantage. His talent for elevating brand presence and his commitment to innovation position TrueGreen as a standout in the cannabis technology space. Marc's strategic approach to consumer engagement and market positioning will be key in TrueGreen's mission to set a new standard for tech-driven cannabis solutions. Under Marc's leadership, TrueGreen is poised to capture both market share and brand loyalty in this rapidly expanding industry.

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Angela Weicht • Controller

Angela Weicht, TrueGreen's controller, brings a wealth of financial expertise and a meticulous approach to managing and optimizing resources in high-growth industries. With a robust background in accounting, auditing, and financial consulting, Angela has helped multiple companies navigate complex financial landscapes, streamline operations, and achieve compliance with rigorous industry standards. Her leadership ensures that TrueGreen maintains financial integrity, operational efficiency, and transparency as it scales.

For investors, Angela's role as Controller is a cornerstone of TrueGreen's financial strategy, safeguarding resources and maximizing returns. Her detail-oriented approach and dedication to fiscal responsibility provide TrueGreen with a solid financial foundation, allowing the company to innovate confidently in the cannabis technology market and capitalize on growth opportunities.

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THE PROBLEM & OUR SOLUTION

Addressing Cannabis Industry Barriers with Seamless, Compliant Automation

The cannabis industry faces several major challenges that impede operational efficiency and growth. Manual processes dominate critical operations, including inventory management and compliance tracking, which increases the risk of human error and inflates labor costs. Regulatory compliance remains a complex, state-by-state process, often requiring detailed, time-consuming audits. Additionally, the cash-only nature of most cannabis businesses creates substantial risks and costs due to lack of banking access, raising security concerns and complicating tax compliance for operators.

TrueGreen Global's blockchain-based platform provides a comprehensive, automated solution to the cannabis industry's operational and regulatory challenges. By streamlining digital inventory tracking and supply-chain processes with RFID technology, TrueGreen eliminates human errors, reduces labor costs, and provides real-time data that enhances business intelligence. Our innovative, SEC-registered stablecoin payment system addresses the industry's cash-only restrictions, enabling secure, compliant digital transactions. TrueGreen's integrated compliance tools also help operators meet regulatory requirements efficiently, providing tools designed to facilitate growth and scalability in a fragmented regulatory landscape.

Comprehensive Tech Solutions

Automated Inventory & Supply Chain

Reduce errors and labor costs while streamlining plant and inventory tracking with advanced RFID technology

Comprehensive Compliance

Stay tax-compliant and avoid regulatory risks with robust tracking and reporting

Digital Payment Solutions

Move away from cash-only risks with an SEC-approved, stablecoin-backed digital payment platform

Enhanced Customer Engagement

Grow loyalty and connect with customers through integrated marketing and loyalty programs

THE MARKET & OUR TRACTION

Capitalizing on the Cannabis Revolution

The cannabis industry represents a vast and growing market, valued at approximately $50 billion in 2024, with projections reaching nearly $344 billion when including the adjacent illicit marketplace[1]. This growth is driven by increasing legalization across U.S. states, creating demand for compliant and streamlined processes that ensure operational integrity. With a 14% CAGR through 2028[2], the cannabis market is expanding at a steady pace, with positive economic effects anticipated across industries such as agriculture, healthcare, and retail. The industry's need for efficient, secure, and compliant operational frameworks makes it a prime market for our advanced technological solutions.

TrueGreen has made significant strides within the cannabis technology space, securing agreements with major industry players such as The Cannabist Company, LeafTrade/Sweed, Dutchie, and Metrc. These partnerships span across multiple verticals, from point-of-sale systems to state-regulatory compliance and multi-state operator (MSO) integrations. TrueGreen’s technology is helping to power a safe, compliant, and efficient ecosystem.

**These statements are based on current assumptions and projections. Actual outcomes may differ due to market conditions, regulatory changes, or other unforeseen factors.*



Trailblazing
Traction in Cannabis Tech

LeafTrade Sweed
Trusted by industry giants like The Cannabist Co., LeafTrade/Sweed, and Dutchie for streamlined operations and payment solutions

Broad Market Reach
Market relationships in 38 states where cannabis is legalized, from cultivation to retail.

Nearly $3B Processed
Supporting operations that process nearly $3 billion in cannabis sales through integrated POS and compliance tools

SEC-Registered Stablecoin
Pioneering a blockchain payment solution, set to launch Q4 2024, elevating secure transactions across the cannabis sector

Explore More Investment Opportunities in B2B Services on StartEngine!

Looking for more investment options in the B2B services space? Click here to view all available offerings on StartEngine and get involved today.

ABOUT

HEADQUARTERS
800 N. King St, Suite 302 #2047
Wilmington, DE 19801

WEBSITE
View Site

TrueGreen aims to transform cannabis with our high-tech blockchain platform. We help producers, dispensaries & operators streamline compliance, track inventory, and enable cashless payments. With top relationships + RFID technology, we're building a smarter, safer future.

TERMS

TrueGreen Global

Overview

INTEREST RATE
10.0%

VALUATION CAP
$30M

MATURITY DATE
Jan 15, 2027

FUNDING GOAL
$124K - $124K

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Convertible Notes

DISCOUNT RATE
20.0%

TYPE OF EQUITY
Class B

CONVERSION TRIGGER
$1,500,000

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$103,152	$206,574
Cash & Cash Equivalents	$44,419	$39,117
Accounts Receivable	$0	$0
Short-Term Debt	$157,946	$33,335
Long-Term Debt	$464,681	$0
Revenue & Sales	$24,139	$979
Costs of Goods Sold	$38,118	$351,947
Taxes Paid	$0	$0

Net Income	-$692,714	-$1,959,388

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A convertible note offers you the right to receive Class B in TrueGreen Global. The amount of Class B you will receive in the future will be determined at the next equity round in which the Company raises at least $1,500,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $30,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You also receive 10.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Class B equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

The Holder may, at its option, at any time and upon written notice to the Company,convert all of the principal and accrued but unpaid interest then due on this Note class B units at a conversion price (“Conversion Price”) equal to the lesser of (i) the price per unit based on a pre money valuation of the Company (the “Conversion Valuation”) on a fully-diluted basis (as of immediately prior to the Qualified Financing, Public Offering, or a Corporate Transaction that represents a change in control). The Conversion Valuation shall be as follows:

(b) 20% discount on the pre-money valuation of the subsequent round of fundraising; a“Qualified Financing”

(c) 20% discount on any public offering

(d) 20% discount on a takeover or change of control: a “Corporate transaction”

**Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.*

Investment Incentives & Bonuses*

Loyalty Bonus: Previous investors of TrueGreen Global are eligible for an additional 25% bonus interest.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus interest

Early Bird 2: Invest $5,000+ within the first 2 weeks | 10% bonus interest

Early Bird 3: Invest $10,000+ within the first 2 weeks | 15% bonus interest

Early Bird 4: Invest $20,000+ within the first 2 weeks | 20% bonus interest

Early Bird 5: Invest $50,000+ within the first 2 weeks | 25% bonus interest

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% bonus interest

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 10% bonus interest

Amount-Based Perks

$500+ | Savvy Starter

Invest $500+ & gain exclusive access to digital supply-chain resources + online seminar with our tech team.

$1,000+ | System Innovator

Invest $1,000+ & receive all prior perks plus a digital copy of our innovation roadmap for upcoming features.

$5,000+ | Chain Integrator

Invest $5,000+ and enjoy 5% bonus interest, with first access to beta features and invitations to industry webinars.

$10,000+ | Future Builder

Invest $10,000+ and get 8% bonus interest + a VIP digital meet-up with TrueGreen execs to discuss advanced market trends.

$25,000+ | Global Disruptor

Invest $25,000+ for 15% bonus interest, and personal invitations to exclusive industry conferences (Travel not included).

$50,000+ | Visionary Leader

Invest $50,000+ and gain 20% bonus interest + opportunity for a personal advisory session with our CEO.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Clearfield Communications LLC D/B/A TrueGreen Global will offer 10% additional bonus interest for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding, Inc. Venture Club Bonus.

Eligible StartEngine convertible note holders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 11% instead of 10%.

This 10% Bonus is only valid during the investor’s eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

PRESS

Identiv

Identiv and TrueGreen to develop smart packaging for cannabis

View Article

Merida Capital Holdings

Cannabis Tech Leader TRUEGREEN Closes Round of Funding Led by Merida Capital Holdings

View Article



Canopy Brand Group

Mack Studios and TrueGreen Global Unveil Innovative Partnership at CWCB Expo NYC

View Article

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Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

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What is the difference between Regulation Crowdfunding and Regulation A+?

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More FAQs

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StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Clearfield Communications, LLC
OPERATING AGREEMENT

New principal office address TBD

Clearfield Communications, LLC

<u>LIMITED LIABILITY COMPANY OPERATING AGREEMENT</u>

This Limited Liability Company Operating Agreement (this "***Agreement***") relating to **Clearfield Communications, LLC** a Delaware limited liability company (the "***Company***") is by and among the signatories to this agreement, and such other parties as may someday become signatories to this Agreement, who are sometimes referred to individually as a "***Member***" and collectively as "***Members***" and is effective as of April 7, 2021 ("Effective Date").

This Agreement is being executed for the purpose of forming, and perfecting membership in, a limited liability company called Clearfield Communications, LLC pursuant to and in accordance with the Delaware Limited Liability Company Act (DEL. CODE ANN. tit. 6, § 18-101 et seq.), as amended from time to time (the "***Delaware LLC Act***").

<u>BACKGROUND</u>

A. The Company was formed on September 16, 2020, by TBD acting in the capacity of an "***authorized person***" or organizer under section 18-201 of the Delaware LLC Act, executing the initial certificate of formation of the Company and filing it with the Secretary of State of the State of Delaware. The Members hereby acknowledge his authorization and approval of the Manager's taking, and otherwise ratifies, that action to form the Company under the Delaware LLC Act.

B. Tim Daly is hereby designated as an authorized person, within the meaning of the Delaware LLC Act and otherwise, to execute, deliver and file any amendments and/or restatements to the certificate of formation of the Company and any other certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.

C. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, to engage in any lawful act or activity for which a limited liability company may be formed under the Delaware LLC Act.

D. The Members wish to define their respective rights and obligations as Members of Company and provide for certain other matters relating to the Company, all as is more fully described in this Agreement.

NOW THEREFORE, the Company and the Members, in consideration of the foregoing and of the mutual covenants contained herein, and intending to be legally bound hereby, agree as follows:

1. OFFICES.

1.1. Principal Office. designate The principal office of the Company shall be located at such place as the Manager (as defined below in Article 11.1) shall. The Company may have such other offices as the Members may designate or as the business of the Company may from time to time require. Initially, the principal office will be a temporary address at 1013 Centre Road, Suite 403S, Wilmington, Delaware 19805. New principal office address TBD.

1.2. Registered Office. The registered office of the Company, required by the Delaware LLC Act (the "***Statute***") to be maintained in the State of Delaware is 1013 Centre Road, Suite 403S, Wilmington, Delaware 19805. The registered office may be changed from time to time by action of the Members and by filing the prescribed form with the Delaware Secretary of State.

1.3. Filing of Certificates. This needs to be updated with current CFC partners as designated by the members who have caused a Certificate of Formation to be prepared and filed in accordance with the Delaware LLC Act and laws of the

State of Delaware. The Manager is authorized to file and record any documents required by or appropriate under the laws of any jurisdiction in which the Company shall carry on its business or otherwise necessary or appropriate in connection with the preservation of the limited liability of the Members.

2. MEETINGS

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2.1. Annual Meeting. The annual meeting of the Members shall be held on January 15th each year, beginning with the year 2021 at the principal office of the Company, or on such other date or at such other place as the Manager shall determine, for the purpose of electing Officers (as more fully described in Article 11 herein) and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall not be a business day, such meeting shall be held on the next succeeding business day. If the election shall not be held on the day designated herein for the annual meeting of the Members, or at any adjournment thereof, the Manager shall cause the election to be held at a special meeting of the Members as soon thereafter as it may conveniently be held. The failure of the Company to hold any annual meeting on the designated date shall not in any manner render the acts of the Company invalid, or otherwise adversely affect such acts.

2.2. Regular Meetings. The Manager or the Members holding a majority of the Units of LLC Interests (as defined in Section 4.1 below) may prescribe the time and place for the holding of regular meetings and may provide that the adoption of any such resolution shall constitute notice of such regular meetings. The Company may, but shall not be required, to conduct regular meetings.

2.3. Special Meetings. Special meetings of the Members, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Manager or by a Required Majority (as defined in Section 2.8.1 below). The Company may, but shall not be required to, conduct special meetings.

2.4. Notice of Meeting. Written or telephonic notice stating the place, day and hour of any meeting and, in case of a special meeting, the purposes for which the meeting is called shall be delivered not less than three business days before the date of the meeting, either personally or by mail, by or at the direction of the Manager, to each Member of record. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the Member at his address as it appears on the books of the Company (as is initially reflected, below, as Exhibit C), with postage thereon prepaid. When all of the Members of the Company are present at any meeting, or if some, but not all, of the Members are present and those not present sign in writing a waiver of notice of such meeting, or subsequently ratify all the proceedings thereof, the transactions of such meeting are as valid as if a meeting were formally called and notice had been given.

2.5. Quorum. At any meeting of the Members, fifty-one percent (51%)[1] of the then issued and outstanding Units of LLC Interests (each defined in Section 4.1 below), represented in person or by proxy, shall constitute a quorum at a meeting of the Members. If less than said percentage of the interests is represented at a meeting, a majority of the interests so represented may adjourn the meeting from time to time without further notice. At such a reconvened meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The Members present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less than a quorum.

2.6. Proxies. At all meetings of Members, a Member may vote by proxy executed in writing by the Member or by his duly authorized attorney-in-fact.

[1] For the purposes of voting all interests shall be rounded up to the next whole number

Such proxy shall be filed with the Manager of the Company before or at the time of the meeting. No proxy shall be valid after three months from the date of execution thereof, unless otherwise provided in the proxy.

2.7. Voting by Certain Members. Any voting Company Interest (as defined in Section 4.1 below) held in the name of a corporation, limited liability company, partnership or trust, may be voted by such officer, partner, trustee, agent or proxy as the charter documents of such entity may determine. If a Member dies or a court of competent jurisdiction adjudges him to be incompetent to manage his property, the Member's executor, administrator, guardian or personal representative may exercise all of that Member's rights for the purpose of settling his estate or administering his property.

2.8. Manner of Acting.

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2.8.1. Formal Action by Members. Unless otherwise set forth in this Agreement, the affirmative vote of the holders of at least fifty-one percent (51%)

of the then outstanding voting Units of LLC Interests (each defined in Section 4.1 below) shall be the act of the Members. Notwithstanding the foregoing, for the following enumerated actions, the affirmative vote of 70% of the holders of the then outstanding voting Units of LLC Interests (the "***Required Majority***") shall be required:

(a) Sale of substantially all of the assets of the Company;

(b) Borrowing pursuant to Section 3.4 below;

(c) Admission of new Members pursuant to Section 4.1 below;

(d) Purchases in excess of $50,000 or more than $150,000 in the aggregate over the period of a month;

(e) Requiring additional capital contributions from Members pursuant to Section 5.4 below; See section 5.4 below for additional language

(f) Transfers of LLC Interests pursuant to Section 7.3 below;

(g) Removal or replacement of the Manager pursuant to Section 11.4;

(h) Filling vacancies in any office pursuant to Section 11.5 below; and

(i) Amending this Agreement pursuant to Section 13.1 below.

(j) The issuance of additional shares of Class A or Class B Units.

2.8.2. Procedure. The Manager of the Company shall preside at meetings of the Members. If the Manager is a Member, he or she shall have all rights and duties of Members at the meeting, including but not limited to the rights to move or second any item of business and to vote. If the Manager is not a Member, he or she shall have no such rights, but he or she will preside at the meetings. A record shall be maintained of the meetings of the Members. The Members may adopt their own rules of procedure, which shall not be inconsistent with this Agreement.

2.8.3. Presumption of Assent. A Member of the Company who is present at a meeting of the Members at which action on any matter is taken shall be presumed to have assented to the action taken, unless his or her dissent shall be entered in the minutes of the meeting or unless he or she shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by certified mail, return receipt requested, to the secretary of the meeting within two (2) days after the adjournment of the meeting. Such right to dissent shall not apply to a Member who voted in favor of such action.

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2.8.5. Telephonic Meeting. Members of the Company may participate in any meeting of the Members by means of conference telephone or similar communication if all persons participating in such meeting can hear one another for the entire discussion of the matter(s) to be voted upon. Participating in a meeting pursuant to this Section 2.8.5 shall constitute presence in person at such meeting.

3. FISCAL MATTERS

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3.1. Fiscal Year. The fiscal year of the Company shall begin on the first day of January and end on the last day of December of each year, unless otherwise determined by resolution of the Members.

3.2. Deposits. All funds of the Company shall be deposited from time to time to the credit of the Company in such banks, trust companies or other depositories as the Manager and his/her approved designee may select.

3.3. Checks, Drafts, Etc. All checks, drafts or other orders for the payment of money and all notes or other evidence of indebtedness issued in the name of the Company shall be signed by the Manager, Laird Bunch or other member approved designee. However, checks, drafts, or other orders for the payment of money and all notes or other evidence of indebtedness issued in the name of the Company over $5,000 require the Manager and additional member approved designee signatures or electronic confirmation.

3.4. Loans. No loans shall be contracted on behalf of the Company and no evidence of indebtedness shall be issued in its name in an amount in excess of $100,000 or $150,000 in the aggregate over a period of one month unless authorized by a resolution of the Required Majority. Such authority may be general or confined to specific instances.

3.5. Contracts. The Manager or his or her designee shall have the authority to enter into contracts or execute instruments in the name of and on behalf of the Company with member approved designees approval.

3.6. Accountant. An Accountant may be selected from time to time by the Manager to perform such tax and accounting services as may, from time to time, be required. The Accountant may be removed by the Manager and member approved designee without assigning any cause.

3.7. Legal Counsel. One or more Attorney(s) at Law may be selected from time to time by the Manager as the Company's Legal Counsel to review the legal affairs of the Company and to perform such other services as may be required and to report to the Manager with respect thereto. The Legal Counsel may be removed by the Manager without assigning any cause, with member approved designees approval.

4. LIMITED LIABILITY COMPANY INTERESTS

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4.1. Limited Liability. Limited Liability Company Interests (the "***LLC Interests***") are the personal property of each Member representing an equity interest in the Company. The Company shall be authorized to issue units ("***Units***") of LLC Interests and to admit new Members in respect of such LLC Interests. There are 3 classes of Units available in the Company, with Class A being reserved for the managing member, and its Manager. Class A Units have voting rights, Class B Units have voting rights, and Class C Units do not have voting rights. Class C is considered to be reserved for Advisory Board members or employees, as determined by the Company. There will be no additional shares of Class A or B Units issued without the approval of the required majority of shareholders, as stated in Section 2.8.1 above. Initially, each Member shall receive such number of Units as set forth on Exhibit A, described in Section 5.1 below. The Company may issue Units of LLC Interests for cash, property, promissory note, services performed or to be performed, as incentive compensation, or for any other consideration determined by the Members to be appropriate. The Company also may issue rights, warrants, options, convertible securities or indebtedness, or other rights, which are exercisable for or convertible or exchangeable into Units of LLC Interests. The Company may, with the consent of the Required Majority, issue Units, in one or more series or classes, such series or classes to have such designations, powers, preferences, rights, qualifications, limitations and restrictions as the Required Majority determine, which determination or determinations, as the case may be, shall be set forth in a written instrument signed by the Required Majority, which written instrument shall be kept with the Company records. LLC Interests may be issued only with the consent of the Required Majority. Advisory Board members may be issued units but such advisory board units shall be non-voting interests. The Manager will have discretion to grant such a bonus upon a sale of the LLC, initial public offering, or other vehicle that allows the interests to be converted into cash. The Manager will also have discretion to issue interests not yet issued to investors on Exhibit A up to the total of 25 units and can split the 25 units as necessary to establish the initial funding round without a vote/formal action from the Members under Section 2.8 as described above for the admission of new members.

4.2. Dilution and Non-Dilution of Managing Member Voting Rights. The Members acknowledge that in the event that additional LLC Interests are issued pursuant to Section 4.1 above, their percentage ownership of the Company shall be diluted proportionately.

4.3. No Pre-emptive Rights. No member shall have any preemptive rights with respect to the issuance of additional Units by the Company.

5. CAPITAL MATTERS, DETERMINATION OF PROFIT AND LIQUIDATION PERCENTAGES

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5.1. Units. The 3 classes of Units in the Company are A, B and C, and the ownership of each is as set forth in Exhibit A hereto opposite the name of each interest holder ("Interest Holder") is (i) the number of Units held by each Interest Holder and (ii) the percentage share in the profits of the Company ("***Profit Percentage***") of each Interest Holder.

5.2. Capital Accounts. A capital account (a "***Capital Account***") may be established for each Member in the amount of such Member's initial Capital Contribution. A Member's Capital Account shall be maintained in accordance with applicable Federal income tax account principles, and shall be increased by:

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5.2.1. the amount of any subsequent capital contribution made by such Member; and

5.2.2. the amount of income or gain allocated to such Member pursuant to this Agreement;

5.2.3. and shall be decreased by:

5.2.4. the amount of loss or deduction or non-deductible expenditure allocated to such Member pursuant to this Agreement; and

5.2.5. the amount of any distribution to such Member.

5.3. Limit of Liability. Except as otherwise provided by law or as set forth in this Agreement, the liability of each Member shall be limited to the aggregate amount of the capital contributions which such Member has made or is otherwise legally obligated to make in accordance with the provisions of this Agreement and the Members shall have no further personal liability to contribute money to, or in respect of, the debts, liabilities, contracts or any other obligations of the Company, nor shall the Members be personally liable for any obligations of the Company.

5.4. Capital Contributions/Loans. Subject to a decision by the Required Majority, a Member shall not be required to lend any funds to the Company or to make any further capital contribution to the Company after his initial Capital Contribution is paid. A Member shall not have any obligation to the Company or to any other Member to restore any negative balance in his capital account. No Member may withdraw capital or receive any distributions except as specifically provided herein. No interest shall be paid by the Company on any capital contributions to the Company. An agreed upon interest rate may be paid by the company upon any capital contributions to the company with the required member approval percentage.

5.5. Calculation of Profit Percentages. The ***"Profit Percentage"*** of each Interest Holder shall be determined by dividing such Interest Holder's total number of issued and outstanding Units held by the total number of issued and outstanding Units of the Company's LLC Interests held by all Interest Holders.

5.6. Adjustments to Capitalization Schedule. At any time that there is an event that would cause the information set forth on Exhibit A to become no longer current (such as, but not necessarily limited to (i) the admission of new Members, (ii) the Transfer of any LLC Interest, or (iii) the issuance of additional Units to any existing Member), Exhibit A shall be deemed to be appropriately modified and adjusted to take into account the event which makes such modification and adjustment necessary. Within a reasonable time after each such event, the Manager shall cause an updated Exhibit A to be prepared, which updated Exhibit A shall be available for review and approval by the required percentage of Members at the principal office of the Company or provided electronically.

6. ALLOCATIONS OF PROFITS AND LOSSES

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6.1. Net Profits and Losses. The "***Net Profits and Losses of the Company***" shall be the net profits and losses of the Company for Federal income tax purposes as shown on the returns filed by the Company with the Internal Revenue Service, and as shall be further defined in Section 6.4, which shall be established by the Members as soon as practicable after the date hereof and attached hereto at such time.

6.2. Allocation of Tax Items. Net Profit, Net Profit on Sale, Net Loss and Net Loss on Sale (as such terms shall be defined in Sections 6.4 and 6.5 below) of the Company and each item of income, gain, loss, deduction or credit entering into the computation thereof shall be allocated to the Members each year in accordance with applicable Federal income tax account principles.

6.3. Allocations to Reflect Transfers of Interest. Upon the Transfer (as hereinafter defined) of all or any part of the LLC Interest of a Member as herein provided, Net Profit and Net Loss attributable to the LLC Interest so Transferred shall, subject to Section 5.5, be allocated between the transferor and transferee as of the effective date of the Transfer, and such allocation shall be based upon the number of days during the applicable fiscal year of the Company that the Interest so transferred was held by each of them, without regard to the results of Company activities during the period in which each was the holder; provided, however, that Net Profit on Sale and Net Loss on Sale attributable to asset sales or other capital events shall be allocated in accordance with the Profit Percentages as on the date of the asset sale or other capital event giving rise to such Net Profit on Sale or Net Loss on Sale. Distributions shall be made to the holder of record of the LLC Interest on the date of distribution.

6.4. Net Profit or Net Loss. "***Net Profit or Net Loss***" shall mean, for each taxable year or other applicable period, an amount equal to the Company's net profit or loss for such year or period as determined for federal income tax purposes in accordance with I.R.S. Code Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to I.R.S. Code Section 703(a) shall be included in taxable income or loss), with the following adjustments:

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6.4.1. Including as an item of gross income any tax-exempt income received by the Company;

6.4.2. Treating as a deductible expense any expenditure of the Company described in I.R.S Code Section 705(a)(2)(B), including amounts paid or incurred to organize the Company (unless an election is made pursuant to I.R.S. Code Section 709(b)) or any expenditure to promote the sale of interests in the Company, and treating deductions for any losses incurred in connection with the sale or exchange of Company property disallowed pursuant to I.R.S Code Sections 267(a)(1) or 707(b) as expenditures described in I.R.S. Code Section 705(a)(2)(B);

6.4.3. Taking into account Depreciation in lieu of depreciation, depletion, amortization, and other cost recovery deductions taken into account in computing total profit or loss;

6.4.4. Excluding the gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes; and

6.4.5. In the event of an adjustment of the Gross Asset Value of any Company asset which requires that the Capital Accounts of the Company be adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(e), (f), and (m), the amount of such adjustment is to be taken into account as Net Profit on Sale or Net Loss on Sale pursuant to this Section 6.4.

6.4.6. Once an item of income, gain, loss or deductions has been included in the initial computation of Net Profit or Net Loss or is subjected to the special allocation rules in this Section 6, Net Profit or Net Loss shall be recomputed without regard to such item.

6.5. Net Profit on Sale or Net Loss on Sale. "***Net Profit on Sale or Net Loss on Sale***" shall mean the gain or loss resulting from the disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes, after deduction of any costs and expenses incurred by the Company in connection with such disposition, and computed by reference to the Gross Asset Value of such property rather than its adjusted basis.

6.6. Employee Incentive Pool. The Members may issue, from time to time, in the aggregate up to 10% of the equity interests in the Company outstanding as of the forty-fifth (45th) day after the Effective Date (which shall be equitably adjusted to give effect to any Unit split, reverse split or similar reclassifications of the Units) , which may be in the form of phantom interests or synthetic Units, to one or more employees of the Company and on such terms and conditions, and subject to such restrictions, if any, as may be determined by the Members in their sole discretion.

7. TRANSFER OF LIMITED LIABILITY COMPANY INTERESTS

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7.1. Restrictions on Transfers of LLC Interest. No Member shall, in any manner, convey, sell, transfer, pledge, bequeath, donate, assign, encumber or otherwise dispose of, whether voluntarily or involuntarily, including, but not limited to, pursuant to judicial order, legal process, execution, attachment or otherwise (each such transaction being referred to herein as a "***Transfer***") any LLC Interest which he or she now owns or hereafter acquires, except as expressly set forth in this Agreement. Any attempted Transfer of any LLC Interest, or any interest or right therein, made in violation of this Agreement shall be null and void. The transferee of such LLC Interest shall not be entitled to have such LLC Interest Transferred upon the books of the Company and no person shall be entitled to receive distributions thereon until such Transfer is rescinded. A Member can elect to bequeath their LLC Interest if the Member provides five business days notice to the Company, however such action will convert the LLC interest to a non-voting interest upon transfer to the beneficiary to which the

Member has bequeathed the interest. The Members can then elect to issue replacement interests with voting rights to maintain the voting status quo in existence prior to the passing of the Member to a third party. The Members can alternatively vote by the Required Majority to convert the interests of the party receiving the transfer from the deceased Member to interests with the same voting rights in existence prior to the passing of the Member.

7.2. Transfers to the Company. A Member may Transfer all or any part of his LLC Interest to the Company at such price and on such terms and conditions as they may agree.

7.3. Transfers with Consent. A Member may Transfer all or any portion of his LLC Interest if he or she shall have received the prior written consent of Members who hold a Required Majority.

7.4. Purchase Right of Company and Members Upon Certain Events. The Company and the Members shall have the right, but not the obligation, to purchase a Member's LLC Interest at the Purchase Value (as defined in Section 7.4.2 below) in the event of (i) a Member's bankruptcy, (ii) a Member’s death or (iii) an involuntary Transfer of any LLC Interest which is or is held to be legally enforceable notwithstanding the provisions of this Section 7. In such an event, the Member or other transferee in such involuntary Transfer, as the case may be, shall sell the same to the Company or the Members, as the case may be.

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7.4.1. Any election to purchase under this Section 7.4 shall be made within 60 days after the (i) Affected Member's bankruptcy, (ii) receipt of notice by the Members of the involuntary Transfer or (iii) receipt of notice of the death of a Member and the appointment of a personal representative. Any such purchase by the remaining Members shall be made on a pro rata basis calculated based upon the Profit Participation of each such Member, unless otherwise agreed by the Members.

7.4.2. Closing ("***Closing***") on such repurchase shall occur on a date chosen by the Manager (the "***Closing Date***") within four (4) months from the relevant date referenced in Section 7.4.1.

7.4.3. Purchase Value. In the event that this Agreement requires that a "***Purchase Value***" be determined, the Manager shall notify the other Members of the need to value LLC Interests by the procedure set forth below.

7.4.4. The Affected Member (as defined below in Section 7.6) and those Members other than the Affected Member (the "***Remaining Members***") may agree on the Purchase Value within twenty (20) days from the delivery of the notice of election to establish the Purchase Value.

7.4.5. If the Purchase Value is not agreed upon by the Remaining Members and the Affected Member within twenty (20) days from the delivery of the notice of such election, the Purchase Value shall be determined as follows:

(a) The balance (if any) of any loans involving the Company ("***Affected Member Loans***") made by or to the Affected Member as of the date (the "***Calculation Date***") that the notice referenced in Section 7.4.2 is given shall be calculated.

(b) The fair market value of the Company as of the date notice is given pursuant to § 12.1 shall be determined by either the Company's regularly employed certified public accountant or a qualified business valuation expert. If the Affected Member disagrees with the value so determined, the Affected Member can submit a valuation from a certified public accountant or qualified business valuation expert provided such second value is submitted to the Company within 30 days of the date notice of the Company's valuation was provided to the Affected Member. If the two values are within 10% of each other, the average of the two shall be considered by fair market value of the Company. If the difference in the two values is greater than 10%, then the two valuation experts shall choose a third certified public accountant or valuation expert and the average of the two values closest to each other shall be the fair market value.

7.4.6. The Purchase Value shall equal the summation of the amount calculated pursuant to Section 7.4.5(a) less the amount calculated pursuant to Section 7.4.5(a). Provided further that, upon the death of a Member, the purchase price shall be the greater of the following two amounts: (a) the Purchase Value as established in accordance with Paragraph 7.4.5 above, provided, however, that if the decedent was required to work as a condition of his participation as a Member, the decedent failed to work at least eighty percent (80%) of his normal schedule during the twelve (12) month period prior to his or her death (or from the date of this Agreement until the date of death in the event that a Member should die prior to the first anniversary of this Agreement), then the value otherwise payable shall be reduced to reflect the percentage of time actually worked by the decedent; or (b) an amount equal to the total proceeds of any insurance policies on the decedent's life that are subject to this Agreement. The term "proceeds" includes the face value of the policies and any additions, dividends, or accumulations paid with the claim, less any loans and unpaid interest outstanding against the policies.

7.5. Payment of Purchase Value. At Closing, the Company or the Remaining Members, as the case may be, shall pay the Affected Member (as defined in section 7.6 below) an amount equal to ten percent (10%) of the Purchase Value and shall deliver to the Affected Member of such member's personal representative its/his/their promissory note(s) in the amount of the balance of the Purchase Value providing for the payment of such balance in sixty (60) equal, self-amortizing monthly payments inclusive of annual interest at the rate of three percent (3%) per year. Such note shall provide that the outstanding balance and any accrued but unpaid interest can be prepaid in whole or in part at any time.

7.6. Affected Member. As used in this Agreement, the term "***Affected Member***" means (i) the bankrupt Member, (ii) the transferee in an involuntary Transfer, (iii) the personal representative of a deceased Member, or (iv) a Member who's LLC Interest is being purchased.

7.7. Collection and Payment of Insurance Proceeds. On the death of a Member, the proceeds of any insurance maintained on the life of the deceased Member by the Company with reference to this Agreement shall be collected and paid to the Estate of the deceased. The parties agree that the Company shall have the right to acquire insurance on the life of a Member prior to and Members agree to fully cooperate with Company should it elect to acquire insurance pursuant to this Section 7.7.

7.8. Costs of Performance. The estate of the deceased Member shall bear, and shall hold the Company harmless from, all costs and expenses required for securing any court orders, court decrees, court approvals, inheritance tax clearances, and estate tax clearances required to enable the estate of the deceased Member to transfer to the Company full legal and equitable tax-free title to the deceased Member's LLC Interests in the Company.

8. **OBLIGATIONS ON MEMBER'S DISABILITY**

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8.1. Purchase and Sale of LLC Interest of Permanently Disabled Employed Member. On the permanent disability of any Member, the Company (or the remaining Member(s) as they shall determine) shall have the option, but not the obligation, to purchase from the disabled Member and the disabled Member shall sell to the Company (or other remaining Members, as the case may be) if such option is exercised, all of the LLC Interests of the Corporation owned by the Member at the time of the Permanent Disability, according to this Agreement.

8.2. Definition of "Permanent Disability." For purposes of this Agreement, a Member also employed by ARS shall be deemed to be "***Permanently Disabled***" if such Member, as a result of mental impairment resulting from any cause or condition, is unable to perform the substantial and material duties of his or her occupation and is not working in any other occupation for the Company for a period of six (6) consecutive months. In the event that the employed Member disputes that he/she is Permanently Disabled, then the Shareholder agrees to submit to an independent medical examination (an "***IME***") by a physician chosen jointly by the employed Member's personal physician and the Company. The decision of such physician shall be binding. In the event the employed Member or his physician refuses to participate in the process of identifying the physician who will perform the IME for a period of 30 days after it is requested by Company, then the Company shall have the unilateral right to identify such a physician. Should the employed Member refuse to submit to the IME, then he/she shall be deemed to be incapacitated. Alternatively, if the Company or the employed Member has procured permanent disability insurance, the process for determining disability under the policy will govern whether the employed Member is Permanently Disabled.

8.3. Determination of Purchase Price. On the disability of a Member, the purchase price shall be the greater of the following two amounts: (a) the value of his stock as established in accordance with Section 7 above as if the date of the Member's Permanent Disability was the date of that Member's death or (b) an amount equal to the total proceeds of any disability insurance policies on the Member that are subject to this Agreement.

8.4. Insurance and Amendment. The parties agree that the Company shall have the right to obtain disability insurance that would partially or fully provide funds for the purchase of a disabled Member's LLC Interests. Such insurance may require the revision of this Agreement. At such time as the insurance is put in place, the parties agree to negotiate in good faith and to revise this Agreement as may be required to be consistent with the disability insurance program put into place.

9. <u>BOOKS AND RECORDS; REPORTS AND NOTICES</u>

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9.1. Books and Records. The Manager shall keep, or cause to be kept, full and accurate books and records of the Company. The books and records of the Company shall be kept at the principal office of the Company or at such other places as the Members shall from time to time determine.

9.2. Right of Inspection. Any Member of the Company shall have the right, upon written demand stating the purpose thereof, to examine for any proper purpose and during normal business hours, the books and records of account, minutes and records of Members and to make copies thereof. A proper purpose shall mean a purpose reasonably related to such person's interest as a Member. Such inspection may be made by any agent or attorney of the Member. Upon the written request of any Member of the Company, it shall mail to such Member its most recent financial statements, showing in reasonable detail its assets and liabilities and the results of its operations.

9.3. Financial Records. All financial records shall be maintained and reported based on generally accepted accounting principles consistently applied except as otherwise determined by a Required Majority.

10. DISTRIBUTION OF PROFITS

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10.1. Declaration. The Manager may from time to time declare, and the Company may distribute, accumulated profits not necessary for the cash needs of the Company's business. All such amounts shall be distributed in the following strict order of priority:

1.1.1. To the Members pro rata in accordance with their Profit Percentages.

10.2. Tax Status. It is the intention of the Members that the Company elect to be treated as an S corporation.

10.3. Tax Payment Distributions. As an exception to the cash-distribution priorities established under Section 10, the Manager may make distributions to the Members from time to time to fund the payment of income-tax liabilities (if any) incurred by the Members with respect to taxable income of the Company. Any such distributions ("***Tax Payment Distributions***") shall be made to all Members pro rata in accordance with their Profit Percentages. Tax Payment Distributions shall be made only from accumulated profits agreed by the Members to be not necessary for the cash needs of the Company's business (including repayment of Company debt). The timing and amount of Tax Payment Distributions (if any) shall be within the sole discretion of the Members.

10.4. Repurchases. Notwithstanding the provisions of Section 7 above, the Company may repurchase all or any portion of a Member's LLC Interest and may utilize accumulated profits of the Company therefore.

11. OFFICERS

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11.1. Manager. The Manager shall be the chief executive officer of the Company responsible for the general overall supervision of the business and affairs of the Company. He or she shall, when present, preside at all meetings of the Members. The Manager has the sole authority after review of the member approved designee to execute contracts, on behalf of the Company. The Manager shall perform all duties as are set forth herein or as may be prescribed by the Members from time to time. Unless the Members otherwise prescribe, the Manager may carry out any or all of his duties through other persons to whom he or she may delegate responsibilities. The specific authority and responsibility of the Manager shall also include, but not be limited to, the following:

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11.1.1. The Manager shall effectuate this Agreement and the regulations and decisions of the Members.

11.1.2. The Manager shall direct and supervise the operations of the Company.

11.1.3. The Manager and member approved designee shall establish such charges for services and products of the Company as may be necessary to provide adequate income for the efficient operation of the Company.

11.1.4. The Manager and member approved designee shall set and adjust wages and rates of pay for all personnel of the Company who can, but need not, be Members and shall appoint, hire and dismiss all personnel and regulate their hours of work.

11.1.5. The Manager and member approved designee shall have the right to appoint individuals to serve as alternate or successor Managers to serve in the event that the Manager is not able to serve either temporarily or permanently.

11.1.6. The Manager shall keep the Members reasonably advised in all matters pertaining to the operation of the Company, services rendered, operating income and expense, financial position, and, to this end, shall prepare and submit a report to the Members at each regular meeting and at other times as may be directed by the Members.

11.1.7. The Manager with the required Boards approval shall execute any and all documents required as deemed necessary by the Manager to affect the lease, purchase or sale of any of the Company's assets including the Real Estate.

11.1.8. The Manager and member approved designee shall draft and implement all policies of the Company including but not limited to the marketing policies, administrative, legal and financial policies, project organization, Holiday and paid time off policies, payroll policies, bonus policies, promotion policies, and working hours policies (collectively, the "***Company Policies***"). The Company Policies may be altered, amended, restated, or repealed and new Company Policies may be adopted, at any time or from time to time, by Members holding a Required Majority without the need to amend this Agreement.

11.2. Appointment of Manager. Tim Daly is hereby appointed by the members of the Company to serve as Manager of the Company and to act in accordance with the provisions of Section 11.1 above. He shall hold office in accordance with the provisions of section 11.3 below.

11.3. Election and Tenure. The Manager shall serve unless and until he/she resigns or is removed pursuant to Section 11.4 below.

11.4. Resignations and Removal. The Manager may resign at any time by giving written notice to all of the Members, and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The Manager may be removed at any time with or without cause by the affirmative vote of a Required Majority.

11.5. Vacancies. Subject to the appointment by the Manager of alternate managers or successor managers as provided in Section 11.1.5, a vacancy in any office may be filled for the unexpired portion of the term by the Required Majority.

12. MISCELLANEOUS

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12.1. Notice. Any notice required or permitted to be given, pursuant to the provisions of the Statute or this Agreement, shall be effective as of the date personally delivered, or if sent by mail, on the date deposited with the United States Postal Service, prepaid and addressed to the intended receiver at his last known address as shown in the records of the Company. Mailed notices will be addressed to various members at their addresses of record, as noted in Exhibit C. Members are responsible for updating, as necessary, their address of record by mailing any address changes to the Company address, noted above.

12.2. Waiver of Notice. Whenever any notice is required to be given pursuant to the provisions of this Agreement, a waiver thereof, in writing, signed by the persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

12.3. Indemnification By Company. To the fullest extent permitted by law, the Company shall indemnify and hold harmless any person who was or is a party defendant or is threatened to be made a party defendant to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigation (other than an action by or in the right of the

Company) by reason of the fact that he or she is or was a Member of the Company, officer, employee or agent of the Company, or is or was serving at the request of the Company, against any and all losses, claims, damages, expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the party to be indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he or she reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

12.4. Indemnification Funding.

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12.4.1. To the fullest extent permitted by law, expenses incurred by an indemnified party in defending any claim, demand, action, suit or proceeding subject to Section 12.3 shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon the receipt by the Company of an undertaking by or on behalf of the indemnified party to repay such amount unless it shall be determined that such person is entitled to be indemnified as authorized in Section 12.3.

12.4.2. The indemnification of Section 12.3 shall be in addition to any other rights of an indemnified party under any agreement, pursuant to any vote of the Members, as a matter of law or otherwise, and shall continue as to an indemnified party who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and personal representatives of the indemnified party.

12.4.3. Any indemnification under Section 12.3 shall be satisfied solely out of the assets of the Company. The Company may obtain insurance in order to satisfy its indemnification obligations, either in whole or in part. In no event may an indemnified party subject any Member to personal liability by reason of these indemnification provisions. An indemnified party shall not be denied indemnification under Section 12.3 because the indemnified party had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

12.5. Other Business Activities. It is anticipated and acknowledged that the Members may have other legal and financial relationships in addition to their relationship with the Company. However, it is expressly understood and agreed that no Member shall engage in any other legal, financial, or employment relationship that competes with the interests of the Company.

12.6. Non-Solicitation. For a period of twenty-four (24) months from the last day that such Member works for the Company, such Member covenants and agrees that he or she will not canvass, service, solicit, accept business from, do business with, or in any way interfere or attempt to interfere with the relationship of the Company with any of its customers or employees; nor will he request or advise any customers of the Company to withdraw, curtail or cancel their business with the Company or induce, attempt to influence, employ, engage or attempt to employ or engage any employee or consultant of Company on behalf of any other entity in which such Member may be associated, directly or indirectly.

12.7. Violation. In the event such Member violates any of the restrictions set forth in Section 12.6 above, then the period of time during which such restrictions are applicable shall be extended and shall remain in full force and effect for either: (i) a period of two (2) years from the date of any final and unappealable order or decree of any court of competent jurisdiction terminating litigation initiated by Company seeking legal or equitable relief for violation of the restrictions by such Member; or (ii) the end of the applicable restriction period on which the original restrictions would have terminated pursuant to the above mentioned paragraphs; whichever is later.

12.8. Remedies for Violation. In the event such Member violates any of the restrictions set forth above, the Company shall be entitled to pursue any remedies available under applicable laws in force at the time of such violation, including but not limited to an accounting at such Member's sole cost and expense, and payment over to Company of all profits which such Member or any entity with whom he or she is association have realized as a result of any such violation, injunctive relief, and shall also be entitled to receive damages for loss of business or clientele, reasonable attorneys' fees and reimbursement of the cost incurred by Company as the result of the institution of legal proceedings against such Member. The parties hereto acknowledge and agree that Company has no adequate remedy at law for a breach of the covenants contained in this Section 12 and that damages will not adequately compensate it therefore. Consequently, it is expressly agreed by the parties hereto that said covenants may also be specifically enforced by injunction or any other similar remedy.

12.9. Modification of Terms by Court. If any portion, term or provision of this Section 12 shall be held contrary to law, unenforceable or invalid in any respect in any jurisdiction, the remaining portions, terms and provisions of this paragraph shall not be affected, but shall remain in full force and effect. Any such invalid or unenforceable portion, term or provision shall be deemed, without any further action on the part of any person, modified, amended and limited to the extent necessary to render the same valid and enforceable in such jurisdiction.

12.10. Further Assurances. Each of the parties agrees to take such further actions and execute and deliver such documents as may be reasonably necessary or appropriate to effectuate the terms of this Agreement.

12.11. Applicable Law. The validity, construction, interpretation, and effect of this Agreement shall be governed by the laws of the State of Delaware, without regard to principles of choice of laws.

12.12. Construction. The paragraph headings of this Agreement are for convenience of reference only and do not form a part of the terms, conditions, or covenants of this Agreement or give full notice thereof. As used in the Agreement, the masculine includes the feminine, and the single includes the plural.

12.13. Benefit. This Agreement shall be binding on, and inure to the benefit of, the parties hereto and their respective heirs, executors, administrators, successors, and permitted assigns.

12.14. Entire Agreement. This Agreement constitutes the entire understanding between the parties with respect to the subject matter hereof, no other representations or covenants having induced any party to enter into this Agreement. It is contemplated that one or more members may enter into agreements related to services performed in exchange for their membership interests. Such contingent agreements will be listed on Exhibits B. To the extent there is a conflict between such agreements and this Agreement, this Agreement shall control.

12.15. Severability. If any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other document.

12.16. Definitions. As used herein, the following terms shall have the following meanings:

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12.16.

12.16.1. The term "***person***" shall include any individual, corporation, Company, association, trust, joint stock company or unincorporated organization;

12.16.2. The term "***bankruptcy***" of a person shall be deemed to have occurred upon the happening of any of the following: (i) the filing of an application by such person for, or a consent to, the appointment of a trustee of its or his assets; (ii) the filing by such person of a voluntary petition in bankruptcy or the seeking of relief under Title 11 of the United States Code, as now constituted or hereafter amended, or the filing of a pleading in any court of record admitting in writing its or his inability to pay its or his debts as they come due; (iii) the making by such person of a general assignment for the benefit of creditors; (iv) the filing by such person of an answer admitting the material allegations of, or its or his consenting to, or defaulting in answering, a bankruptcy petition seeking relief under Title 11 of the United States Code, as now constituted or as hereafter amended; or (v) the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating such person a bankruptcy or for relief in respect of such person or appointing a trustee of its or his assets, and such order, judgment or decree continue unstayed and in effect for any period of 60 consecutive days.

12.16.3. Where necessary or appropriate to the meaning, the singular and plural shall be interchangeable, and words of any gender shall include all genders.

12.16.4. The term "***Required Majority***" shall have the meaning set forth in § 2.8.1.

12.17. Counterparts. This Agreement may be signed in any number of separate counterparts, each of which shall be deemed to be an original hereof, and all of which, when taken together, shall constitute one and the same instrument. This Agreement may be executed by facsimile signature or e-mail delivery of a PDF of a signed signature page, which shall be deemed for all purposes as an original.

13. AMENDMENTS

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13.1. Amendments. This Agreement may be altered, amended, restated, or repealed and a new Agreement may be adopted, at any time or from time to time, by Members holding a Required Majority.

14. DISSOLUTION

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14.1. Events Causing Dissolution. The Members agree that the Company shall be dissolved upon the written consent of a Required Majority. The Company shall not be dissolved upon the death, retirement, resignation, expulsion, bankruptcy or dissolution of a Member.

14.2. Liquidation. Upon the termination and dissolution of the Company, the Manager or, if there is no Manager, any person elected to perform such liquidation by the written consent of the Members shall proceed with the liquidation of the

Company, and the proceeds of such liquidation shall be applied and distributed in the following order of priority:

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14.2.1. First, to pay and provide reserves for all obligations owed by the Company to third parties, as required under applicable law, including any loans owed to Members;

14.2.2. Second, to the Members pro rata in accordance with their positive Capital Account balances, to the extent of such balances; and

14.2.3. Third, to all Members pro rata in accordance with their relative Profit Percentages.

14.3. Distributions in Kind. In the event it becomes necessary to make a distribution of Company property in kind, such property shall be transferred and conveyed to the Members or their assignees so as to vest in each of them an interest in the whole of said property equal to their interests in the distribution of proceeds in accordance with Article 10 hereof. Any valuation of Company property shall be made by a firm of certified public accountants, appraisers or investment bankers selected by the Manager in its sole discretion.

IN WITNESS WHEREOF, the undersigned, being all of the Members of **CLEARFIELD COMMUNICATIONS, LLC**, a Delaware Limited Liability Company, have duly executed this Agreement on the day and year first written above.

Members:

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Member *Name TBD*

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Tim Daly, Member

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Tom Ross, Member

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Laird Bunch, Member

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Demo Strategies, LLC, Member

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Eleane Advisors, LLC, Member

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Tiffany Vasilchik, Member

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Marc Sampogna, Member

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_John Gilstrap, Member

EXHIBIT A

Clearfield Communications, LLC - Equity Shares

IN WITNESS WHEREOF, the undersigned, being all of the Members of **CLEARFIELD COMMUNICATIONS, LLC**, a Delaware Limited Liability Company, have duly executed this Agreement on the day and year first written above.

Members:

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Member *Name TBD*

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Tim Daly, Member

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Tom Ross, Member

4/27/2023

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Laird Bunch, Member

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Demo Strategies, LLC, Member

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Eleane Advisors, LLC, Member

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Tiffany Vasilchik, Member

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Marc Sampogna, Member

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_John Gilstrap, Member

EXHIBIT A

Clearfield Communications, LLC - Equity Shares

ClearField Ownership
26-Apr-23

DRAFT ONLY --- UNOFFICAL

	Class	Number of units	Pre-Settlement	Post Settlement
BlueWater	A	50,000	52.90%	0.00%
Tom R	A	10,000	10.58%	10.58%
Tim D.	A	10,000	10.58%	10.58%
Laird B	A	7,500	7.94%	7.94%
Eleane Advisors	A	5,000	5.29%	5.29%
Demo Strategies	A	5,000	5.29%	5.29%
Marc S	A	2,000	2.12%	2.12%
Tiffany V	A	2,500	2.65%	2.65%
John G	A	2,500	2.65%	2.65%
Treasury	A	5,500	0.00%	42.90%
Merida	A	-	0.00%	0.00%
Executive equity Pool	A	-	0.00%	10.00%
Total		100,000	100%	100%

Number of units2	Post settlement with updates for BOD participation WIP	Number of units3
0	0.00%	0
10,580	10.58%	10,580
10,580	13.08%	13,080
7,940	10.44%	10,440
5,290	5.29%	5,290
5,290	5.29%	5,290
2,120	2.12%	2,120
2,650	2.65%	2,650
2,650	2.65%	2,650
42,900	37.90%	37,900
0	0.00%	0
10,000	10.00%	10,000
100,000	100%	100,000

Class4	Post Settlement5	Column6
C	BlueWater	5.00%
C	Tom R	0.00%
C	Tim D.	0.00%
C	Laird B	0.00%
C	Eleane Advisors	0.00%
C	Demo Strategies	0.00%
C	Marc S	0.00%
C	Tiffany V	0.00%
C	John G	0.00%
C	Treasury	85.00%
C	Merida	0.00%
C	Employee equity Pool	10%
		100%

<u>**EXHIBIT B**</u>

Owner	**Address of record**	**City**	**ST**	**Zip**
New owner of record to be designated	New principal address to be confirmed*	Wilmington	DE	19810